PROSPECTUS


                             Pultronex Corporation

1,800,400 shares of common stock offered by the selling securities holders named on page 29.

The price of the shares and the number of shares sold will be determined by each Selling Securities Holders.

The Selling Securities Holders may sell their shares in privately negotiated transactions or in market transactions if a market develops.

No underwriter has been engaged to sell the shares for the Selling Securities Holders.

Pultronex Corporation, is not offering these Shares for sale and will not receive any proceeds from the sale of the Shares.

The shares are not presently traded on any recognized exchange or market.

These are speculative securities involving a high degree of risk. These shares should be purchased only by persons who can afford to lose their entire investment. Please see "Risk Factors, page 3."

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

PULTRONEX LOGO

The date of this Prospectus is January 19, 2001

                               Prospectus Summary


The Business of Pultronex Corporation

We are a technology based engineering, manufacturing and marketing company in the advanced composites industry.

We manufacture high strength, light weight, non-conductive, corrosion resistant, structural products.

We currently manufacture and market E-Z Deck, and WaterFront Seawall, proprietary products for the residential and commercial decking and marine industry.

We also custom manufacture fiberglass hold-down straps for underground fuel storage tanks, and produce a structural beam for the agricultural industry.

New proprietary and custom products are continually being developed and evaluated for introduction into the marketplace. In July 2000 we acquired the dies for our scaffold plank. The scaffold plank is scheduled for market launch in January 2001.


Securities Offered

This Prospectus describes the offering of 1,800,400 shares of Pultronex common stock by the named Selling Securities Holders. These shares may be sold by their holders from time to time at prevailing market prices. No underwriters or brokers been engaged to sell the shares for the selling securities holders.

These Selling Securities Holders are individually offering their shares.

There is no time limit for the Selling Securities Holders to sell the shares.

We will not receive any of the proceeds from any sale of the Selling Securities Holders shares.

Selected Financial Data

                               3-Months Ended     12-Months Ended       8-Months Ended        9-Months Ended
                            November 30, 2000     August 31, 2000      August 31, 1999     December 31, 1998

Net Sales                             883,882           2,810,122            1,448,974             1,403,271

Income (Loss)                        (64,482)           (332,827)               59,965                75,683

Earnings (Loss) per

Total Assets                        3,843,999           4,138,434            2,830,659             2,026,962

Long Term Obligations

Shareholder Equity                  2,188,320            2,287554            1,548,248               759,389

Number of Outstanding
Common Shares

                                    4,130,755           4,130,755            2,813,435             1,195,454


Pultronex Corporation began operations April 1998 and designated December 31, 1998 as its first year-end. During 1999, the corporate year-end was changed to August 31. Please see Management Discussion and Analysis on page 6 for more information.

                                  Risk Factors

Investment in the Shares offered involve a high degree of risk. Prospective purchasers should consider carefully the following risks as well as the other information in this Prospectus.

1. We had a loss of $333,000 for our most recent fiscal year and may continue to have losses in the future which may impair the value of an investment in the shares.

During the fiscal year ended August 31, 2000 we incurred a loss of $333,000. This loss resulted primarily from significant expenditures in market development activities in anticipation of creating future revenue. If our revenue growth is slower than we anticipate or our operating expenses exceed our expectations, it may take an unforeseen period of time to achieve or sustain profitability or we may never achieve or sustain profitability. This may result in an adverse effect on the market value of an investment in the shares.


2. Possible lack of building code approval may limit our sales in some areas.

The sales of E-Z Deck can require building code approval in some jurisdictions. To that extent, Pultronex has a BOCA (Building Officials & Code Administrators)Certification ES95-38 which satisfies most building inspectors in most regions of the continent. There are some districts that require separate code certifications. Sales to these jurisdictions may be limited until regional code approval is obtained.

3. The lack of a public market for our common stock may cause an investor to have difficulty reselling the shares.

Our common stock is not presently listed for trading on any recognized exchange or market. Investors may have to indefinitely hold their shares and may have difficulty selling their shares.

4. We are dependent on Matrix Ag, Inc., as a major customer and the reduction or loss of sales to this customer could adversely affect our revenue and profits.

Approximately 10% of our sales are from a pultruded structural beam used in hog barns which is manufactured for a single customer, Matrix Ag, Inc. We do not have a long term contract with Matrix Ag. Matrix Ag owns the production die and can move its production to any other pultruder that can offer short run custom production, warehousing and shipping services. We cannot assure investors that Matrix Ag., sales will not decline in the future. A halt or even decrease in Matrix Ag sales could have a materially adverse effect upon our business.

5. Our Line of Credit may prevent us from paying dividends.

The terms of our Line of Credit prohibits us from paying any dividends even if funds are otherwise available for distribution to shareholders without the consent of the Lender, HSBC Bank Canada. As a result, investors are not likely to receive dividends from us for the foreseeable future.

Where You Can Get Additional Information

Pultronex will be subject to and will comply with the periodic reporting Requirements of Section 12(g)of the Securities Exchange Act of 1934. Pultronex will furnish to its Shareholders an Annual Report on Form 10-KSB containing financial information examined and reported upon by independent auditors, and it may also provide unaudited quarterly or other interim reports such as Forms 10-QSB or Form 8-K as it deems appropriate. Our Registration Statement on Form SB-2 with respect to the Securities offered by this prospectus, which is a part of the Registration Statement as well as its periodic reports may be inspected at the public reference facilities of the U.S. Securities and Exchange Commission, Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549,or from the Commission's internet website, www.sec.gov and searching the EDGAR database for "Pultronex". Copies of such materials can be obtained from the Commission's Washington, D.C. office at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Management's Discussion And Analysis Of Results Of Financial Condition And Results Of Operations For Fiscal Year Ended August 31, 2000

The following discussion and analysis should be read in conjunction with the audited financial statements of the Company and related notes included therein. This section contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are not guarantees of our future performance. They are subject to risks and uncertainties related to business operations, some of which are beyond our control. Our actual results may differ materially from those anticipated in these forward-looking statements.

Overview
--------

Pultronex Corporation began operating in April 1998 making December 31, 1998 its first fiscal period. During 1999, we changed its year-end to August 31, 1999 because it better suited our business cycle. Therefore the first fiscal period of operations covers a 9-month period from April 1, 1998 to December 31, 1998 and the second covers an 8-month period from January 1, 1999 to August 31, 1999. August 31, 2000 is the first full year of operations of Pultronex Corporation.

We are committed to growth. This year's results are characterized by the decision of management to continue its focus on growth to build a sustainable base of revenue for the business. Funds received from private investors during the first quarter of fiscal 2000 were used exclusively to finance expenses associated to this decision. During fiscal 2000, $525,000 was directly used for extra marketing efforts to increase product awareness and improve the infrastructure to support current and future growth by hiring key persons. Additional funds were used in the process of registering the selling securities holders common stock for public resale with the Securities and Exchange Commission and thereafter becoming a reporting company and enabling us to establish a public market for our common stock. We anticipate trading initially on the NASDAQ Bulletin Board.

Fiscal 2000 saw the gross margin drop from 48.6% for the 8 months ended August 31, 1999 to 36.9% for the year ended August 31, 2000. This is a more normal level which management expects to continue in the future. The previous two reporting periods reflected the benefits of carrying lower cost inventory acquired from ZCL Composites Inc. in both raw materials and finished goods. During the past year, increases in raw material costs and additional production costs also contributed to the reduction in the gross margin.

The aggressive sales growth strategy led to a greater allowance for bad debt expense than anticipated. This has been rectified with the addition of professional financial management staff added during the second half of the year.


Revenue
-------

In the first 9-months of operation ending December 31, 1998, net sales were $1.403 million. Net sales increased to $1.449 million for the 8-month period ending August 31, 1999; a 16% increase over the previous 9 months. For the 12-month fiscal year ended August 31, 2000, revenue increased to $2.810M. The increase in sales is attributable to implementation of our marketing plan, increases in trade show activity, and a significant increase in expenditure on advertising. The recent introduction of the new Seawall product had a modest contribution to revenue of $79,000 in the last quarter.

Gross Profit
------------
The gross profit for the periods ending December 31, 1998, 46.5%, and August 31, 1999, 48.6%, remained relatively constant as a percentage of revenue. However, the gross profit for the year ended August 31, 2000 dropped to 36.9%. The margins for first 2 periods ending December 31, 1998 and August 31, 1999, were unusually high because of lower cost of inventory in both raw materials and finished goods acquired from ZCL Composites Inc. We utilize the "first-in, first-out" accounting for costing our inventory. As most of this lower cost inventory has been consumed in prior periods, the cost of goods sold in 2000 reflects the current cost of production. In addition, the gross margin in 2000 was affected by significant increases in the cost of raw materials during the year. Management did not implement price increases to its customers in order to secure more growth. Management is constantly looking to find other cost savings to mitigate the material cost increases.

During the year, glass reinforcement costs rose by 5% due to high demand from industry. Resin costs were affected by the increase in petroleum prices resulting in an 8% increase in costs. Production costs also increased as additional employees were hired and trained during the year in anticipation of greater production capacity being needed in the near future. Lastly, an increase in large volume sales to stocking contractors, who purchase product at a greater discount due to their stocking status, resulted in a large percentage of sales at a reduced gross profit than previously experienced. Selling prices have been revised to account for the increased cost of raw material. The impact of the new pricing will be recognized in future quarters. The price revision has been developed to target a 40% gross margin for the incoming fiscal year.

Selling, General and Administrative Expenses
--------------------------------------------

Selling, general and administrative expenses increased by $54,831 for the 8-month period ending August 31, 1999 compared with the 9-month period ending December 31, 1998. Most of the increase was due to an increase in staff and an increase in trade show activity in the first half of 1999 compared with fiscal 1998. For the year ended August 31, 2000, selling, general and administrative expenses increased $814,000 to 1,339,000 from the 9-month period ended August 31, 1999. During the last fiscal year, the company has initiated a plan to increase its market penetration and accelerate its growth. As a result, $336,000 was spent on travel, trade shows, and magazine advertising, compared to $84,000 for the period ended August 31, 1999, as increase of $251,000 In preparation for this growth, the addition of two senior management positions and one sales position, accounted for an additional $98,000 in salary expense. In addition to this, $76,000 was recognized as expense for shares issued to employees for past services and $56,000 for consulting services. Professional fees of $32,000 have been recognized directly related to the Securities and Exchange Commission filing.

The acceleration of growth resulted in accepting business that was not as credit worthy as should have been. For the year ended August 31, 2000, an additional allowance for doubtful accounts of $35,000 has been expensed. While much of this is insured through the Canadian Export Development Corporation, until claims are processed and payment is received, the exposure is expensed.

Interest Expense
----------------

Interest and financing expense for 1998 and 1999 consisted of borrowing costs for our term loan and utilization of operating line of credit and interest expense related to the note payable to ZCL Composites Inc. Interest expense for the 9-month period ended December 31, 1998 was $30,235 of which $15,667 was paid to ZCL Composites Inc. For the 8-month period ended August 31, 1999, interest expense was $40,806 including $2,960 paid to ZCL Composites Inc. 1999 was the last year that any interest was paid to ZCL as the note to ZCL Composites Inc. was paid in full by March 31, 1999. Interest expense for the year ended August 31, 2000 was $79,038. This increase is mainly due to additional use of the company's line of credit. Included in the current year's financing costs is a $8,900 realized loss on foreign exchange due to the fluctuation of the Canadian dollar.

Accounts Receivable
-------------------

The seasonal nature of our business results in approximately 70% of revenue being generated during the last two quarters. Combined with our longer than the industry standard payment terms (another form of our marketing strategy), this results in high receivables at the end of the fiscal year. In addition, the continual growth of the company at this time also results in continual growth in accounts receivable. As a consequence, the accounts receivable turnover ratios for each period ended August 1999 and August 2000 are respectively 2.9 and 3.2. As we continue to bring new products and diversify our activities, generating more revenue, in what is currently the slow season, those ratios will improve over time.

We insure most of our accounts receivable in the United States through the Canadian Export Development Corporation. The insurance policy covers up to 90% of insured accounts receivable. We have coverage up to $25,000 per account upon acceptance of credit worthiness, with larger accounts approved on a case by case basis by the Export Development Corporation. At August 31, 2000, EDC insured $930,000 of our accounts receivable or 85% of the total receivables.


Inventory
---------

Raw materials and finished goods inventory acquired from ZCL Composites Inc were acquired at a discount from ZCL's actual cost. As the raw materials were used and finished goods sold, the impact on the gross margin in first two reporting periods was to yield a higher than normal gross profit. The replacement value, by producing new inventory, contributed to an increase in the cost on a per foot basis. After over 2 years in business, almost the entire inventory acquired from ZCL is now sold and replaced by new product. This situation results in the inventory value growing while in terms of footage it remains relatively stable. As a result, inventory turn ratios tend to be lower. Inventory turns are 0.57 for the 8-months ended August 31, 1999 and 1.0 for the year ended August 31, 2000. As revenue continues to grow, the inventory turnover ratio will increase.

Inventory is carried at the lower of cost or net realizable value, and is valued on the "first in, first out" basis. The nature of the glass fiber reinforced composite product is durability and long life. Therefore, allowances for product deterioration are not required. At August 31, 2000 inventory was $2,057,000 consisting of $1,767,000 in finished goods and $290,000 in raw material. Finished goods represent approximately 690,000 lineal feet of product.

Liquidity and Capital Resources
-------------------------------

Pultronex has financed its operations and growth with cash flow from the issuance of share capital to private investors, capital leases, bank loans and normal trade credit terms.

Cash flow used by operations was $1,161,000 for the year ended August 31, 2000 compared to $299,000 for the 8-month period ended August 31, 1999 and to $1,236,000 for the 9-month period ended December 31, 1998. For the year ended August 31, 2000, the $1,161,000 cash flow used by operations consisted of a net loss of $332,000, after considering non-cash items, and a net growth in working capital items of $829,000. The net increase in working capital items was primarily comprised of an increase in accounts receivable of $448,000, an increase in inventory of $473,000, and an increase in prepaid expenses of $50,000. These were offset by an increase in trade payables of $142,000.

This is compared to a contribution due to net earnings of $117,000 for the 8-months ended August 31, 1999 and an increase in working capital items of $416,000 for a net cash flow used by operations of $299,000. The growth in working capital was due to growth in accounts receivable of $232,000, an increase in inventory of $460,000 and an increase in prepaid expenses of $14,000. Trade and other accounts payable increased by $300,000 and taxes payable decreased by $10,000.

For the 9-month period ended December 31, 1998, net earnings of $120,000 and an increase in working capital items of $1,356,000 accounted for the net cash flow used by operations of $1,236,000. An increase in accounts receivable of $407,000, an increase inventory of $1,108,000, and an increase of $99,000 in prepaid expenses offset with increases in trade and other accounts payable of $244,000 and an increase in taxes payable of $14,000 accounted for the net increase in working capital.

Cash flow generated from financing activities was $1,299,000 in 2000 compared to $258,000 in 1999 and to $1,776,000 in 1998, while investing activities used $138,000 in 2000 compared to $58,000 in 1999 and to $539,000 in 1998. Financing
activities for the fiscal year ended August 31, 2000, consisted of the issuance of common shares for a total of $947,000, refundable grant from the Government of Canada in the amount of $34,000 and an increase in the line of credit of $369,000. $51,000 was used to repay long-term debt obligations. We have a credit agreement consisting of a $1,073,000 line of credit and two term-loan facilities.

The first term-loan is payable monthly at $3,963 principal plus interest at Canadian Bank prime rate plus 1.0%. At August 31, 2000 the outstanding balance on the first term loan was $150,543 and the loan interest rate was 8.5%. The first term-loan will be paid in full by October 31, 2003. In July 2000, the company was granted a second term-loan to finance its future technical and equipment acquisitions. The maximum to be drawn under this second term-loan is $312,000 and would bear interest at Canadian Bank prime rate plus 1.0%. The repayment amounts for this loan will depend on the amount borrowed and should be repaid within a period of 60 months from the date at which funds are drawn down. Loan advances will be limited to 75% of the value of assets acquired. The remaining 25% would be from operations or equity. As of August 31, 2000, no money has been drawn from this loan.

We had an operating line of credit based on qualified accounts receivable and inventory up to $535,000for the period from October 1998 to July 1999. In August 1999, the available operating line of credit was increased to $669,000. In July 2000, the operating line of credit was increased to a maximum of $1,087,000 and the interest rate reduced to Canadian Bank prime plus 0.75% for a loan rate of 8.25% at August 31, 2000. We were using $874,000 of the line of credit at August 31, 2000.

Total assets increased from $2,035,000 in December 1998, to $4,138,000 in August 2000. The increase is mostly attributable to an increase in accounts receivable and inventory. Investing activities for the past year included the acquisition of fixed assets. Of the $138,000 invested this past fiscal year, $26,000 was for office equipment and computers and $112,000 was for manufacturing equipment including $40,000 for the acquisition of dies for the scaffolding planking.

Our short-term investment plans consist of acquiring equipment to improve the TEX-PLUS coating system, automate secondary processing, accelerate curing processes, and equipment related to the production of new products. The investment is estimated to be $200,000 and will be financed 75% through a long-term loan and 25% from operations or equity.


Future Outlook
--------------

Pultronex Corporation recognizes that its strength is in its pultrusion technology. The deck business is seasonal and therefore we are diversifying the company's product and market mix to balance product demand throughout a greater part of the year. This effort has, since April 1998, resulted in the penetration of new geographic markets, particularly in the southern regions of the United States. The geographic market expansion along with our commitment to create greater product awareness in the market place has resulted in a 42.6% growth in sales for the year ended August 31, 2000 over the same 12-month period ending August 31, 1999. As market awareness builds in the southern regions, we expect the effect of seasonal cycles for deck sales to be reduced through increased sales in the winter months in those southern regions.

Pultronex also diversified its product mix. We remain focused on our core competency in pultruded fiberglass structural lineal shapes. To increase plant utilization, we do custom manufacturing of structural beams for hog barn flooring and hold-down straps for underground fuel storage tanks. As both these customers grow, we expect to grow our business with them. In addition, Pultronex launched its WaterFront Sheet Piling product for seawall and retaining wall applications in the late fall of 1999. This product is beginning to sell and is generating much interest in the market place. While it is too soon to be definitive about the total market demand, early indications are that it will contribute significantly to sales and profitability over the next few years.

We continue to explore new opportunities. In June 2000, we acquired dies for the manufacture of fiberglass scaffold planking. Prototype production and testing should be completed by late fall 2000 with product market launch scheduled for early 2001.

As presented in the financial statements, we anticipate to receive the full benefit of the tax recovery related to the current year's loss. We anticipate profitable operations for the coming years. It is the opinion of management that $158,000 will be recovered in the fiscal year ending August 31, 2001. The remaining $56,000 should be recovered in the subsequent year.

Management's Discussion And Analysis Of Results Of Financial Condition And Results Of Operations for the 3-Months Ended November 30, 2000


Pultronex continues to be committed to growth. The results of operations for the first quarter of fiscal 2001 reflect that commitment to build a sustainable base of revenue for the business. This quarter saw sales increase by 105% over the same period last year. Sales of E-Z Deck decking products for the period increased marginally while custom pultrusions decreased compared to the first quarter of the previous year. The sheet-piling product used in seawall applications primarily generated the growth in revenue for the first quarter this year. This growth in revenue is in keeping with the company's strategy to diversify its product mix while remaining focussed on construction industry applications. The first quarter of fiscal 2001 also saw the continuation of our investment in market development through trade shows, advertising, and promotion.

Revenue
-------

In the first 3-months of operation for fiscal 2001, ending November 30, 2000, net sales were $884,000 compared with net sales of $430,000 for the 3-month period ending November 30, 1999. The increase in sales is attributable to implementation of our marketing plan to diversify our product mix while focusing on the construction industry and civil engineering products. The WaterFront seawall product that was introduced in the spring of 2000 contributed $506,000 to the revenue for the first quarter of fiscal 2001.

Gross Profit
------------

The gross profit for the 3-month period ended November 30, 2000 was 29.5% compared with 42.9% for the same period ended November 30, 1999. The gross margin for the fiscal year ended August 31, 2000 was 36.9%. The reduction in gross profit for the quarter occurred due to a large discount applied to the seawall demonstration project. As this project represented 57.2% of the revenue for the quarter, it had a significant impact on the gross profit for the quarter. During the first quarter, we also invested in production staff training in anticipation of greater production capabilities being needed in the near future. This added to our labor cost overhead.

Selling, General and Administrative Expenses
--------------------------------------------

Selling, general and administrative expenses increased by $155,000 for the 3-month period ended November 30, 2000 compared with the 3-month period ended November 30, 1999. The increase was due to an increase in administrative staff with the addition of a Chief Financial Officer in January 2000, professional fees related to the Securities and Exchange Commission filing and participation at the annual industry technical conference and trade show in September. The company is continuing with its plans to increase its market penetration and accelerate its growth.
                                       11

During the quarter, sales costs increased due to the increase in committed advertising and promotion, trade show activity, and targeted market development activities in the southeast United States. The investment in market development costs represents $100,000 of the increase over the same period last year.

Tighter credit management resulted in only a $1,246 provision for bad debt for the period.

Interest Expense
----------------

Interest and financing expense for the 3-months ending November 30, 2000, consisted of borrowing costs for our term loan and utilization of operating line of credit. For the period, this totaled $24,000. Interest expense was offset by a realized gain on currency exchange between the U.S. and Canadian dollars equal to $24,700. This compares with a total interest and currency exchange cost of $17,000 for the 3-month period ending November 30, 1999.

Accounts Receivable
-------------------

Typically, the seasonal nature of our business results in the majority of revenue being generated during the last two quarters. This results in high receivables at the end of the fiscal year. In addition, the continual growth of the company at this time also results in maintaining large accounts receivable. During the first quarter, we managed to accelerate our collection of accounts receivable as well as increasing our sales.

Outstanding accounts receivable were $806,000 at November 30, 2000. This was down from $1.097 million at August 31, 2000. Collections of account receivables from the peak spring and summer sales seasons were $1.175 million, exceeding sales for the quarter by $291,000.

We insure most of our accounts receivable in the United States through the Canadian Export Development Corporation. The insurance policy covers up to 90% of insured accounts receivable. We have coverage up to $25,000 per account upon acceptance of credit worthiness, with larger accounts approved on a case by case basis by the Export Development Corporation. At November 30, 2000, EDC insured $665,000 of our accounts receivable.

Inventory
---------

Inventory is carried at the lower of cost or net realizable value, and is valued on the "first in, first out" basis. The nature of the glass fiber reinforced composite product is durability and long life. Therefore, allowances for product deterioration are not required. At August 31, 2000 inventory was $2.057 million and remains relatively unchanged at $2.030 million at November 30, 2000.

Liquidity and Capital Resources
-------------------------------

Pultronex has financed its operations and growth with cash flow from the issuance of share capital to private investors, capital leases, bank loans and normal trade credit terms.

Cash flow used by operations was $17,000 for the 3-months ended November 30, 2000 compared to $16,000 for the 3-month period ended November 30, 1999. The $17,000 cash flow used by operations consisted of a net loss for the period of $90,000 after considering items not affecting cash plus a net change in working capital items of $107,000. This compares with a net loss of $29,000 after considering items not affecting cash and a net change in working capital of $45,000 for the 3-months ended November 30, 1999.

Cash flow generated from financing activities was $23,000 for the first quarter of fiscal 2001 compared to $234,000 for the same period in 1999. Financing activities for the 3-months ended November 30, 2000 consisted of the addition of a term loan of $146,000 and the repayment of bank indebtedness and reduction of long-term obligations of $123,000. The new term loan is the first component of a $312,000 term-loan that bears interest at Canadian Bank prime rate plus 1.0%. The repayment amounts for this loan will depend on the amount borrowed and should be repaid within a period of 60 months from the date at which funds are drawn down. Loan advances are limited to 75% of the value of assets acquired.

At November 30, 2000, $775,000 of the company's $1.087 million operating line of credit was being used. The interest rate on the line of credit is Canadian Bank prime plus 0.75% for a loan rate of 8.25%.

Future Outlook
--------------

Pultronex Corporation recognizes that its strength is in its pultrusion technology. The deck business is seasonal and therefore we are diversifying the company's product and market mix to balance product demand throughout a greater part of the year. This effort has, since April 1998, resulted in the penetration of new geographic markets, particularly in the southern regions of the United States. The introduction of new products and geographic market expansion along with our commitment to create greater product awareness in the market place has resulted in a 106% growth in sales for the 3-months ended November 30, 2000 over the same 3-month period ending November 30, 1999.

As market awareness builds in the southern regions of the United States, and with the addition of new products, we expect the effect of seasonal cycles for deck sales to be reduced through increased sales in the winter months in those southern regions. The sheet-piling product for use in seawalls appears to have established itself. The success of the demonstration project has proven the seawall product for which future sales at higher gross margins can be obtained. New custom products such as the scaffold planking should add to our revenue this year as we expect to complete prototype and beta testing by early January 2001 and launch the product in March 2001.

                           Pultronex And Its Business


History
-------
Pultronex Corporation was formed as a Nevada corporation in August, 1999. Also in August 1999, Krishen Mehra, Kuldip Delhon, Jarnail Sehra and Talvinder Sehra as the record owners of 100% of the common stock of Pultronex Corporation, a corporation organized under the laws of Alberta, Canada agreed to exchange 100% of the common stock of the Alberta corporation for 2,813,435 shares of the common stock in the Nevada corporation. On or before January 4, 2000, each of the twenty beneficial owners, officers and directors of the Company or family members of the officers and directors or employees of the Company affirmed the exchange of shares prior to receipt of stock certificates for common stock in the Company in their individual names. Krishen Mehra, Kuldip Delhon and Jarnail Sehra were the founders of the Alberta corporation and are the founders of the Company. Krishen Mehra is a director and Kuldip Delhon is an executive officer and director of the Company.

Pultronex Corporation, the Alberta corporation, purchased the pultrusion manufacturing assets of ZCL Composites Inc., on April 1, 1998 for $3.0 million Canadian Funds. The Alberta corporation was formed by four investors; Kuldip (Kelly) Delhon, Krishen Mehra, Jarnail Sehra, and Robert Day. Robert Day and Kuldip Delhon were shareholders of ZCL Composites Inc. Robert Day was also a director and officer of ZCL. Mr. Day was bought out by the Alberta corporation in September 1998 for $1.30 Cdn. per share. Mr. Day beneficially owned 195,454 shares.

ZCL is the largest manufacturer of fiberglass underground fuel storage tanks in Canada and entered the pultrusion industry in 1992 and established the pultrusion manufacturing facility in Nisku in the fall of 1994. "Pultrusion" refers to the manufacturing process whereby reinforcing materials such as glass fiber are pulled through a resin bath or chamber and the mixture pulled through a heated die. The die shapes the product and the heat causes the resin to cure, resulting in a solid composite shape at the exit to the die. E-Z Deck was developed and introduced to the market in July 1993.


Products
========

E-Z Deck
--------

E-Z Deck is a decking system that utilizes the strength, durability and maintenance free characteristics of composite glass fiber and resin construction. Unlike wood, this composite fiber product will not warp, split or crack, rot, has no surface nails to rust or pop up, and it never needs refinishing. The material is unaffected by extreme heat or cold, is insect proof and is not bothered by salt water or other corrosive elements.

E-Z Deck has the lowest amount of expansion and contraction of all of the alternative deck materials. Its high strength to weight ratio and thermal stability keeps it from warping as other plastic based products do, particularly those made from recycled plastics. The material composition retains its great looks for a lifetime. This is because of the high strength of the glass fiber reinforcements and the deep penetration of the resin and coloring into the
                                       14
entire product. The finish is through the product, not just on the surface. The durability of this type of construction enables the company to offer a lifetime warranty on the product's structural integrity and 15 years on its ability not to weather. Independent structural analysis and testing by the Alberta Research Council and McGill University along with accelerated weathering tests conducted by AOC, our main resin supplier, have proven the product's performance capability.

When E-Z Deck was originally developed by ZCL Composites Inc., great care was taken to enable the home handyman to construct the deck using familiar tools. This makes the product easy to install for the home handyman and the deck contractor. The deck boards are fastened by way of fiberglass clips that mount on the joists. The clip in place feature of the deck board system significantly reduces the installation time for experienced deck installers as the decking simply 'snaps' together. Flexibility has also been incorporated into the design of the deck system. The system allows the individual to incorporate other materials, such as wood features into the trim or railing systems to satisfy the design criteria of the owner.

Agricultural Beam
-----------------

The Company also manufactures a structural beam for the hog barn industry for Matrix Ag Inc. of Calgary, Alberta. Pultronex is a contract manufacturer for Matrix Ag who owns the beam die. The Company helped Matrix with the initial design, testing and prototype development. We do not have a long term contract to manufacture the beam and beams which are manufactured pursuant to purchase orders received from Matrix. Matrix Ag markets the beam throughout North America as a component of their hog barn flooring system. The pultruded fiberglass beam design was selected for its light weight, strength and most importantly, for its corrosion resistance. While at present the demand for hogs is at a low point, we believe that sales will continue due to Matrix Ag's marketing experience and superior product provided by Matrix Ag (because of the pultruded fiberglass beam). This product represents approximately 16% of our current sales volume.

Tank Straps
-----------

Underground storage tanks can have a very high buoyancy force in areas where there is a high water table. The buoyancy force on a 50,000 liter storage tank can be as much as 100,000 pounds force. It is usually a building code requirement to restrain these tanks from floating. To accomplish this, companies use hold down systems. We manufacture a pultruded fiberglass hold down strap that is capable of a minimum of 20,000 pounds force resistance. These straps are currently sold to ZCL Composites for restraining their tanks sold in North America and in Southeast Asia (primarily The Philippines).


WaterFront Seawall
------------------

WaterFront Seawall was introduced to the market in September 1999. This is an interlocking structural sheet pile used to prevent soil erosion, primarily due to water. Applications include waterfront properties such as rivers, lakes, lagoons, bayous, canals, ocean fronts, or even water areas on golf courses. Additionally it can be used for shoring trenches and other excavations. WaterFront takes advantage of the natural properties of fiberglass. It is lighter in weight, stronger, and because of its strength to weight ratio, it is
                                       15
price competitive with other shoring products while generating an acceptable return on investment.

Other Products
--------------

In July 2000, we acquired the dies and molds for a fiberglass scaffold planking system. We are currently producing prototypes and conducting preliminary structural tests of the product. The market launch for the scaffold plank is targeted for early 2001.

In addition to pultruded products, we have acquired complementary products to increase our sales of proprietary products. These include the right to sell the 'Techstar' floating docks. This is a polyethylene float manufactured by Techstar, Inc., of Ontario, Canada, onto which E-Z Deck is mounted to provide the deck surface. We purchase order required quantities of floating dock materials from Techstar as and when we receive sales orders and then ship the materials to the purchaser for on-site assembly. This product expands the product mix and is helping the company enter the very large dock and marina market.

A strategic sourcing arrangement with 'Imperial Kool-Ray', of Toronto, Canada provides us with an aluminum railing system to complement our fiberglass system. This is to provide an alternative for customers who want something different in a railing system than what we produce. With this, an aluminum framing structure and stair support system is also available. We purchase order required quantities of aluminum railings from Imperial Kool-Ray as and when we receive sales orders and then ship the materials to the purchaser for on-site assembly. The Company must order minimum volumes of the Techstar product for different regions in order to maintain exclusivity with the minimum amounts negotiated annually.


MARKETING & DISTRIBUTION

Customers
---------

We believe the consumers of the E-Z Deck are those people who consider the value in a product based on its total life cycle cost. We think our customers consider the value of the product in its functionality, its appearance, durability, life span and zero maintenance costs. We believe they value their time and do not want to spend it doing regular maintenance on their deck. We believe the E-Z Deck makes a status statement, that the E-Z Deck product is a functional and lifestyle enhancing product.

We believe that generally, consumers of the E-Z Deck will be more performance and/or image selective buyers. We believe some of the consumer demand will occur because the product is an alternative to wood, particularly to those higher cost, more limited supplies of wood such as cedar or redwood. We believe other consumers will choose E-Z Deck because it represents a leading edge, up market image that reflects their life style or the image that they wish to portray. We believe this product will appeal to higher income earners who are looking for a high class, leading edge technology product that looks good for a lifetime. We believe the high strength, heat resistance, and no surface markings of the product give it that 'Mercedes Benz' kind of appeal.

We believe use of our E-Z Deck product over 5 years makes E-Z Deck more cost effective than wood because of wood's high maintenance costs. In today's market with people working longer hours and more members of the household working, leisure time is becoming more of a premium. This product should appeal to the segment of people who value their free time and do not want to spend it doing maintenance around the home.
                                       16

While E-Z Deck will have a fairly broad appeal, our marketing strategy focuses on those consumers we call the early adopters, who are attracted to the maintenance free, and advanced technology lifestyle and image that the E-Z Deck offers. This market segment typically is not averse to the initial cost and is willing to explore the use of alternative aerospace type materials. We believe the mass consumer market for alternative deck products will follow as market awareness of the E-Z Deck grows. We estimate that the initial targeted segment of the deck market that will consider purchasing E-Z Deck to be approximately 10% of the total deck market. We believe that industry trends suggest that the alternative deck market is growing faster than the overall market.


THE MARKET

E-Z Deck
--------

A May 1999 article in 'The Merchant Magazine' pegs the residential decking market in the U.S. at $4 billion by 2001. They estimate the average annual growth rate for the past 10 years at 8.1% outpacing the 1.5% rate for new construction and the 3.7% rate for home improvements. This growth rate is forecast to continue for the next several years, particularly for 'alternative deck products' (non-wood).

We believe that the growth of alternative deck materials is being driven by a number of factors.

These include:

     - the increased acceptance of recycled materials and wood alternatives;
     - the increased awareness of the depletion of forest products and the rising cost of lumber;
     - the increased demand for maintenance free products as consumers place a greater value on their time;
     - improved aesthetics of some alternative materials (a major feature of E-Z
       Deck);
     - technical benefits of some alternative deck products such as resistance to vermin, corrosion, elimination of deck surface fasteners, splinters, etc.;
     - increased awareness of alternative products;
     - consumers are recognizing the value of total life cycle costs: longer product life cycle for some products means lower whole life cost.



MARKETING PLAN

Overall Marketing Strategy
--------------------------

The composite fiber deck system is unique in the market place in performance and looks. The E-Z Deck is a leading edge product and must be marketed with the characteristics of such a product. With the E-Z Deck, our proposition to our customers is "best product, period." We believe E-Z Deck is unquestionably a leading edge product. Its customers have a broader perception of performance. They are looking for both tangible and experiential value in the product. It could be likened to the "Mercedes Benz" of the deck materials. Therefore, our approach to the end consumer is to establish that position in the eyes of the consumer and the appropriate marketing channels, form the opinions in the targeted market group so that they perceive the value in product performance and lifestyle value of owning an E-Z Deck. The positioning statement for the E-Z Deck reads, "E-Z Deck has been designed and manufactured with aerospace technology and performance for the user who values time, style, and product durability."
                                       17

The targeted market segment is the lifestyle purchaser who values their own time and recognizes that component as part of the whole life product cost. It includes people who do not want to be bothered with maintenance, those who plan on having the deck for more than 5 years, which is the approximate break-even point between finished wood and E-Z Deck, people who recognize the added value that a quality deck adds to their home, and those who want the image of owning the best.

From buyer behavior models, to reach this target group requires a greater degree of personal sales contact supported by product awareness campaigns in the market. It is not realistic for our sales staff to sell the product directly to the broad market of consumers. It is simply not cost effective, nor can the market be covered. Therefore, we focus on marketing E-Z Deck through professional home improvement and deck contractors and not the part time weekend builders. Every city and town in North America has contractors who do this kind of work. Based on advertised listings, there are an estimated 35,000 to 40,000 of these contractors in North America. The Merchant Magazine article identifies that there are more than 7,200 contractors in the U.S. who specialize as deck contractors that build 200 to 500 decks annually. We currently have 140 contractor/installers signed up to our installer program. The key for us reaching the E-Z Deck consumer is that this group of contractors does business one on one with its customers. They have the opportunity to suggest and influence the consumer's product choice. Home Building, Architectural, and Home & Garden trade shows are a major way for us and our contractors to reach the buying public. We currently do trade shows in partnership with our contractors/installers to help them expand their business. This has proven to be very cost effective as well as very successful in creating market awareness and product demand.

We created a 'job-lot packaging' program to facilitate growth in the contractor market segment and to enable it to cover the North American market from a single facility. Like Dell Computer, the company packages each customer's deck in its own crate for delivery to the building site. We believe this ability for mass customization has contributed significantly to our growth rate. In addition, freight is subsidized to remove high delivery cost buying objections. Special arrangements have been made with major North American carriers to provide low cost shipping to anywhere on the continent because of the high volumes and packaging that enables the carrier to increase its payload capacity. The result is that the Company can deliver in "less than truckload" mode anywhere on the continent at a very competitive cost.

We also employ a multi level marketing structure in our contractor program. There is the opportunity in each region for a contractor/installer to become large enough to purchase E-Z Deck material in truckload quantities. They can then act as a regional distributor to other contractors. This encourages the larger contractors to enlist others in their region to promote and sell E-Z Deck. To date, seven major contractors have taken advantage of this opportunity. In all, the target is to have 15 regional contractor-distributors by the spring of 2000, growing eventually to 100 on the continent by 2004.
                                       18

The impact of this program for us is:

   - faster customer response time;
   - accelerated market penetration;
   - reduced  operating costs through order  consolidation;
   - reduced packaging costs;
   - and lower shipping and handling costs.

Our multilevel marketing program is based upon the contractors ability to sell and install E-Z Deck. We have two major levels of contractors we market to. The first level are contractors that sell and install E-Z Deck on a job by job basis. These contractors receive a discount from the published suggested retail price. The discount is dependent upon the volume of business the contractor does with Pultronex. Contractors whose purchases are less than $40,000 per year are a silver level contractor and receive the smallest discount on their purchases. Purchasers of over $40,000 per year are the gold level contractors who receive a greater discount from the suggested retail price. In each case, the contractors order one deck at a time which is shipped to the job site which we refer to as our job lot packaging program.

Some contractors are large enough to stock product for resale and thereby gain a competitive market advantage. They buy in truckload quantities typically ranging from $40,000 to $75,000 at a time. These contractors purchase E-Z Deck at a higher discount from the suggested retail price than the Silver or Gold Contractors for single purchases over $40,000 and at the greatest discount for purchases over $60,000. These contractors also commit to minimum annual purchases that can range from $100,000 to over $500,000 depending upon the territory in which they market. To make this volume purchasing and cost of carrying the inventory viable, the stocking contractors enlist other silver and gold contractors to sell and install projects in their regions.

In addition to focusing on a specific consumer segment, we focus on specific geographic regions. The process is to build a beachhead in a region, creating some sustainable demand, before moving on to another geographic area. This process enables the company to learn more about the market as it goes, increasing its capabilities and probability of results in each successive market. It also maximizes the use of limited corporate resources, both people and financial by not over extending the company and its ability to manufacture and deliver quality product to the market, on time, every time. The objective is to build an excellent corporate reputation to match the product that we produce.


Pricing
-------

E-Z Deck is a technologically advanced product whose value can be demonstrated over the product life as being significantly superior to anything currently on the market. It has a higher cost due to the high cost of the raw material inputs to the product. Therefore it must command a higher selling price commensurate with its value and performance. While some of the individual components in the E-Z Deck may be approximately 3 to 6 times the price of conventional wood, the contractor finished deck is typically only marginally more in initial cost. Most contractors sell installed wood decks in the range of $15 to $25 per square foot. E-Z Deck contractors typically install E-Z Deck for between $20 and $30 per square foot and most quote $25/sq.ft. At this price level, the break-even for the purchaser on an all-inclusive material and maintenance cost basis, except for personal labor is 5 years. The product value justifies this price. This price level also differentiates the product for its target customers.
                                       19

Our pricing structure allows each segment of the marketing channel to make a reasonable profit margin. Typically, a contractor that sells decks will have a gross margin on a wood deck of 10% to 15% based on a material purchase discount. With the E-Z Deck formula of a 20% to 25% discount for contractors, the contractor has a significantly higher material gross margin dollar value. In addition, the contractor/distributors purchasing in truckload quantities receive a 35% to 40% discount based on volume. This enables them to sell to the contractors that they have established in their region.

In addition to the above price discounting structure, the 'job-lot package' program provides an all-inclusive price to the contractor for each job order, delivered to the job site or the contractor's shop. This pricing package minimizes or eliminates a contractor's objections to using E-Z Deck due to the inconvenience of getting the product from a non-local supplier, managing the distribution network, and reducing the number of supplier transactions for the contractor to one. Most of all it is making it convenient for the contractor and therefore desirable to deal with us (E-Z Deck).

Suggested retail pricing with the above pricing discount structures, is set to allow us to approach a gross margin on sales of 35% to 40%. Product and production cost improvements are continually being worked on to enhance this rate.

Sales Tactics
-------------

We solicit our contractors in a number of ways. Direct telemarketing to contractors is a primary route. The sales team select a region and search for the best in the area to represent E-Z Deck.

Our sales staff consists of the following:

Don Ayliffe, Sales Team Leader - responsible for distributors, manufacturer's agents, and major projects
John Schelter, East Zone Representative
Graeme Kersell, Central Zone Representative
Jay Wahlund, West Zone Representative
Chris Larsen, Southern Zone and Seawall Market Development

Each member of the sales team does direct telemarketing into their regions; cold calling deck builders and installers to find contractors to market E-Z Deck. This is an ongoing process to grow the business. When the appropriate contractors are identified and have indicated their interest in selling and installing E-Z Deck, then the sales representatives travel to the area to meet face to face with the contractor/installer to provide sales and installation training.

Another source is in response to inquiries through the company's web sites "www.pultronex.com" and "www.ezdeck.com".

The E-Z Deck web site, "www.ezdeck.com", currently attracts up to 300 visits per day. Each visit lasts an average of 7 1/2minutes. From this we are generating 70 inquiries per week and growing.


Another approach is through trade shows targeted at the contractor/installer.


Trade Shows
-----------

Over the next two years, we plan to utilize regional trade shows to:

   - introduce E-Z Deck to the consumer;
   - find more  contractors/installers  to market the product;
   - assist those contractors to grow their businesses and hence the volume of sales of E-Z Deck;
   - develop a sustainable level of demand for E-Z Deck for long term growth.

The two major shows that are critical for product awareness and long term growth are:

     1. The Remodelers Show - US Show held in October in different locations each year;

     2. Canadian National Home Construction Show held in early December.

We intend to present our product in partnership with our regional contractors/installers at approximately 30 other trade shows in Canada and the US during 2001.


Advertising and Promotion
-------------------------

We are expanding our advertising and promotion activities. We plan to significantly increase our use of print media advertising to increase product awareness. We will be working with our contractors to participate in advertising in regional 'Home and Garden' type shows.

We currently advertise in the following  magazines  to  promote  our products:

Design/Build  Business - USA
Marina Dock Age - USA
Handyman How To - USA
Seattle Homes and  Lifestyles - USA
Midwest  Outdoors - USA
Minneapolis/St. Paul - USA
Homes and Cottages - Canada Builder Architect - Canada

In addition to the magazine advertising, we entered into a contract in February 2000 with the National Shopping Club of Boca Raton, Florida, for a minimum of 250 television commercials to be run in 10 major markets in the USA. The commercial was aired in late July in the target market areas. We have also participated directly or in partnership with regional contractors in more than 40 Home & Garden, Cottage or other product related trade shows between November 1999 and August 2000.

Competition
-----------

We have a number of competitors in the alternative deck products industry. They include vinyl deck products including PVC and vinyl plastics covering extruded metal forms, post consumer recycled plastics, recycled wood fiber and plastics composites, and polymer deck carpet or spray-on coatings. The largest of these competitors is Trex. Trex is a recycled wood and plastic polymer deck board material that was commercialized by Mobil Chemical as part of its recycling initiative. Mobil has since exited the industry and sold Trex to management. It has an estimated sales volume of $50 million U.S.

Almost all of the other alternative deck product manufacturers market their products primarily through the distributor to retailer channel or contractor yard distributor. Some also sell directly to contractors.

The major competitors include:

Recycled Material (Wood fiber and plastic)
  - Trex
  - AERT (Choice Deck)
  - Smart Deck
  - Crane Plastics (Timber Tech)
  - Fiber Composites (Fiberon)

Vinyl and Plastic
  - Brock (or Royal Crown)
  - Kroy Building Products
  - Heritage Vinyl
  - PVC Design
  - Materials International
  - US Plastic Lumber (Carefree Plastic Decking)
  - Thermal Industries (Dreamspace)
  - Dura Deck


Pultronex Corporation competes in the alternative deck market place by positioning its products in the high value-added and durable product quality segment. We compete by marketing through professional deck builders who can explain the benefits of the fiberglass-reinforced composite decking to the end consumer. The economics of the products are measured in their whole life cycle costs, not on first purchase price.

Marketing through the professional deck builder, pre-qualifies most of our customers as high-value buyers. For these customers, our sales team will do a material take-off and pricing for the customer. In addition, our job lot packaging of each order allows the contractor and/or customer to order their specific deck and have it delivered direct to the job site. This differentiates us from the others who typically market commodity materials in standard lengths through traditional wholesale to lumber yard to contractor/customer. In these cases the buyer purchases a number of standard sized materials to fabricate into their deck. Whereas their deck arrives from Pultronex with the majority of pieces cut to size.
                                       22

Governmental Regulation
-----------------------

We are subject to general business regulations, including Alberta and Canadian environmental and hazardous material handling regulation. Our manufacturing process does not result in air pollution emissions or waste water discharge and no special environmental permits or licenses are required. We contract with a licensed hazardous waste disposal company for disposal of acetone used primarily for cleaning the manufacturing equipment.


Code Certification
------------------

E-Z Deck currently carries a BOCA (Building Officials & Code Administrators) Evaluation Services Certification for its deck system. There are some US jurisdictions that require additional component applications to be certified by BOCA. Those items include the use of E-Z Deck boards as stair tread components, and a modification of the handrail for use as a grab bar. In addition to BOCA, we are exploring other, broader product certifications.


Research and Development/New Products
-------------------------------------

Since acquiring the pultrusion assets in April 1998, we have spent approximately $300,000 on research and development. Funds have been expended on new product development such as the WaterFront Seawall, computerizing process controls, new engineering design software, optimizing material utilization and testing of products to verify engineering specifications and design expectations.

We have a policy of continuous improvement in products and processes. Improvements have reduced costs and increased productivity and quality significantly. Improvements in product quality have reduced off spec product from 25% (at the time of purchase from ZCL) to less than 5%. Production speeds have increased by 50% and order processing turn around has been reduced by 60%; resulting in faster customer response and delivery with fewer staff.

There have been a number of breakthroughs in the production process. Most breakthroughs have been developed by the production team. Some of these include:

  - Increased  production  speeds;
  - Reduced  resin  consumption (lowering  costs);
  - Better glass feeding systems(increased production speeds and product quality);
  - Reduction in resin formulation components (reducing costs); - Reduced packaging costs.

We are continually looking at developing new products for related construction markets. The company currently has one product under development which is being tested by independent parties. This is pultruded snow fencing. The State of Montana is currently field testing the pultruded snow fencing. We believe that commercial sales of snow fencing are unlikely prior to the fall or winter of 2001.
                                       23

The criteria for product development is:

- the products must fit into similar or existing marketing channels;

- the products must provide a commercial advantage to the consumer to allow us an appropriate return on investment;

- be of a size and nature that utilizes our core competencies in manufacturing and processing.

We are continually striving to improve our existing products and develop new products. The E-Z Deck Mark II is already in preliminary design. The new designs will lower costs, and expand potential applications of the product. Other proprietary and custom pultrusion products are also being evaluated daily. We currently receive one custom inquiry per week.

New product development is a key component of our long term strategic plan. The target is to develop and launch one new product per year. It is our objective to have deck represent no more than 65% of our business within 4 years. Some of the current and proposed future products include:

      -  Potato bins - market being researched
      -  Commercial or Industrial garage doors - market is being researched
      -  Roofing  tiles - concept  stage
      -  Hog pens - concept  stage
      -  Flooring for refrigerated vans


New Product Development Methodology
-----------------------------------

We use a cooperative design team methodology to develop new products and bring them to market. This design team consists of in-house engineering and production teams, material suppliers, customers, and external technical and market consultants when needed. All are a part of the product development process. We believe the results of this process is fast time to market, reduced development costs, reduced initial production costs, and significantly increased probability of market success.



Employees
---------

As of August 31, 2000, the Company employed 43 people, all of whom are full-time individuals whose principal responsibilities are: product processing and shipping has 17 employees, sales, marketing and customer service has 5 employees, research and development has 1 employee and administration has 3 employees. Our manufacturing staff is not presently covered by any collective bargaining or union relationship. Skilled labor is available from Edmonton and the surrounding communities with a population of approximately 800,000. We have a formal training program in pultrusion technology for all staff.


Manufacturing Facilities/Properties
-----------------------------------

Our manufacturing and office facility of Pultronex Corporation is located in the Nisku industrial park, adjacent to the Edmonton International Airport, Edmonton, Alberta, Canada. We believe that Alberta is one of the most cost-effective
                                       24
regions in Canada to locate a manufacturing operation. Corporate tax rates are among the lowest in Canada, and there is no provincial sales tax. Alberta also has some of the lowest utility costs in North America and the lowest Workers Compensation Board insurance rates in Canada for this type of production. As the plant is located in an industrial park, there is no zoning or other encumbrances to manufacturing pultruded products at this location.

The location of the plant is on the main north/south transportation route. Shipping product throughout North America is easily done. Backhaul truckload rates enable the company to ship to anywhere in the United States for less cost than shipping across Canada. Currently, product can be shipped anywhere in North America for approximately 5% of the truckload value of the shipment. Shipping times are competitive with anyone in any location serving Canada and the U.S.

The facility consists of a 28,000 square foot plant on 8.5 acres of property. The plant is modern with room for expansion. There is also ample yard storage for finished goods inventory. The 26,000 square feet of manufacturing and warehouse space houses 8 pultrusion lines, secondary manufacturing process lines for sanding and texture coating, routing clips and rail brackets, glass mat cutting, shrink wrap packaging plus storage for work in process inventory.

The 8 lines operating at 80% efficiency for 7 days a week, 50 weeks per year, can produce $18 to $25 million in revenue. To grow beyond this level would require an expansion to the current plant or locating a second plant in the U.S. This location houses all administrative, executive, sales, manufacturing, and shipping functions for the Company. The Company leases the facilities from an independent third party pursuant to a sixty month lease rate of $7,354, per month, renewable for an additional sixty months at $8,044. The Company is presently in the second year of the lease.

                 Security Ownership Of Certain Beneficial Owners
                                And Of Management

The following table sets forth the persons known to us as beneficially owning more than five percent (5%) of the 5,121,455 shares which would be outstanding assuming the 990,700 shares issuable upon the exercise of the warrants. There were 4,130,755 shares outstanding as of November 15, 2000. The table also shows the number of shares of common stock beneficially owned as of November 15, 2000, by each individual directors and executive officers and by all directors and executive officers as a group.


Name/Address*               Title              Shares        % Ownership


W. Gordon Buchanan         Shareholder        1,000,000        19.6%
Suite 1060 Scotia Place 1
Edmonton Alberta
Canada T5J 3R8

Greg Buchanan              Shareholder        500,000           9.8%
Box 38
High Prairie, Alberta
Canada T0G 1E0

Jarnail Sehra              Shareholder        267,820           5.2%
501 Hefferan Dr.
Edmonton, Alberta
T6R 2K5

Atul K. Mehra              Shareholder        290,637           5.7%
39 Westbrook Dr. NW
Edmonton, Alberta
T6J 2C8

Gary Loblick,              Pres., COO, Dir.    15,500           0.3%
Krishen Mehra              Director            59,495           1.2%
Kuldip (Kelly) Delhon      CEO, Sec, Dir.     409,092           8.0%
Mave Dhariwal              Director            80,000           1.6%
Gary Steadman              Director            80,000           1.6%
Michael Vida               Director           100,000           2.0%

Luc Guilbault              CFO                 45,000           0.8%
                                             --------          -----
Off. & Dir. as a Group (7 Individuals)        889,086          17.3%


* The address for the officers and directors is that of the Company: 2305 - 8th St., Nisku, Alberta, Canada T9E 7Z3

W. Gordon Buchanan and Greg Buchanan are father and adult son and disclaim beneficial ownership in each other's shares.

The above information on Dr. Mehra does not include 300,000 shares held by Dr. Mehra's adult children for which he disclaims beneficial ownership.

The above information on Mr. Dhariwal does not include 50,000 shares held by Mr. Dhariwal's adult child for which he disclaims beneficial ownership.

The above information on Mr. Steadman includes 40,000 shares and 40,000 warrant shares registered in the name of 345439 Alberta Ltd., of which Mr. Steadman is a control person.

The above information on Mr. Vida includes 100,000 shares and 100,000 warrant shares registered in the name of Tatum Investments, Ltd., of which Mr. Vida is the General Manager.




                                   Management

The  executive  officers  and  directors  of the  Company  and their ages are as follows:
                                                                  Held
Name                         Age    Position                      Position Since

Gary Loblick  P. Eng. MBA    49     President, COO, and Director       1999
Krishen Mehra, Ph.D.         71     Chairman                           1999
Kuldip (Kelly) Delhon B. Com 44     CEO/Secretary, and Director        1999
Mave Dhariwal HNC,MBA        54     Director                           2000
Gary Steadman, P. Eng.       49     Director                           2000
Michael Vida                 40     Director                           2000
Luc Guilbault, CA, CMA       42     Chief Financial Officer            2000

The Directors serve until their successors are elected by the shareholders. Vacancies on the Board of Directors may be filled by appointment of the majority of the continuing directors. The executive officers serve at the discretion of the Board of Directors.


Business Experience

         Board of Directors/Executive Officers

Krishen Mehra, Ph.D. - Chairman
-------------------------------
1995 to Present - Professor Emeritus, Department of Mathematical Sciences, University of Alberta; 1996 to Present - Statistical Quality Control Management Consultant (Member of Statco International Inc. - Statco is a small company engaged in industrial statistical consultation with manufacturing and pharmaceutical industries in the areas of design of experiments, analysis of experimental survey data, statistical quality control.); 1965 to 1993 - Professor of Mathematics/Statistics, University of Alberta.


Kuldip (Kelly) Delhon, B. Com., CEO, Secretary, Director
--------------------------------------------------------
Kelly Delhon has more than 20 years experience in the brokerage industry. From 1992 to 1997 he was a Vice President with CIBC Wood Gundy, an investment banking firm in Edmonton, Canada. In 1987, Mr. Delhon was one of 3 founding partners at ZCL Composites Inc. From August 1990 to December 1997, he served as a Director. From January 1998 to January 1, 2000 he became Director of Investor Relations. ZCL is the largest manufacturer of fiberglass underground fuel storage tanks in Canada and recently has opened manufacturing operations in the Philippines for the Southeast Asian Market. ZCL trades on the Toronto Stock Exchange.

Gary Loblick, P. Eng., MBA - President, Director
------------------------------------------------
Gary Loblick is a Professional Engineer (registered in Alberta, Canada) who has 24 years experience in building and turning around manufacturing companies. He has consummated 9 major international strategic alliances in Europe, Asia and North America and utilizes alliance processes to develop market and supply channels for Pultronex. His background includes work as a consultant for industry development and as a corporate coach/trainer in marketing and business strategies. He remains a senior associate with The Warren Company of Providence RI, consulting on special projects in strategic sourcing alliances for TWC's Fortune 500 clients. Gary developed and implemented the business strategy for the turn around of the former ZCL pultrusion operation by Pultronex. From 1986 to 1990 he served as President of Argo Handling Systems Inc. a manufacturer of specialty elevators for freight and for the handicapped in Edmonton, Canada. From 1990 to 1997 he was the Director, Industry Development Branch, Alberta Economic Development, Government of Alberta. From 1993 to Present he was a Business Consultant with The Warren Company of Providence, Rhode Island and The Winslow Group Inc., located in Edmonton, Canada. The Warren Company is a small consulting and training organization which assists its clients by training the clients in structuring and implementing strategic alliances with other companies. The Winslow Group is a consulting company for market development planning and business strategy. From 1997 to 1998 Mr. Loblick was the VP & Managing Director of Pultrusion Operation for ZCL Composites Inc., in Edmonton, Alberta.


Gary E. Steadman, P. Eng. - Director
------------------------------------
Gary Steadman is a professional engineer (registered in Alberta and the Northwest Territories, Canada) who has 25 years experience engineering and designing in composites. Since 1978, he has been the President and Principal of R P Composites Engineering Inc., Edmonton, Alberta providing professional engineering services in the field of industrial reinforced plastic products. His experience includes designing and manufacturing of custom FRP products, underground fuel storage tanks and pressure vessels, FRP pipe and their related manufacturing processes (including pultrusion). Gary did the original engineering work for the E-Z Deck product manufactured by Pultronex Corporation.


Mave Dhariwal, HNC, MBA - Director
----------------------------------
Mave Dhariwal is the Program head for the Mechanical Engineering Technology Program at the Northern Alberta Institute of Technology (NAIT). He is also the Program Coordinator for the Project Management and Quality Assurance Programs at NAIT. Prior to joining NAIT in 1980, Mave worked 16 years in private industry. He spent 8 years in Project Engineering and Project Management across Europe and Canada. Mave also has 8 years experience in manufacturing and production engineering in the United Kingdom. In addition to his University qualifications, Mave also has his Alberta Machinist and Tool and Die Maker Certification.


Michael A. Vida - Director
--------------------------
Michael has been the General Manager and a Director for Tatum Investments Inc., since 1995 where he is responsible for the operation of multiple automobile dealerships and real estate property in Alberta and British Columbia. City Ford Sales Ltd. was Ford of Canada's largest dollar sales volume organization in the 1990's. Michael has 16 years experience in marketing and management in the automobile and investment industries in Western Canada. Michael is a Science and Business Management graduate of the State University of New York College of Arts and Science, Plattsburg, NY.


Luc Guilbault  - Chief Financial Officer
----------------------------------------
Luc is a Chartered Accountant with both public and private practice experiences. He also spent 3 years as an external auditor for the Province of Quebec from 1987 to 1990. Prior to joining Pultronex Corporation, Luc spent 9 years as controller for ZCL Composites Inc. which has been trading on the Toronto Stock Exchange since September 1994.

Key Employees
-------------

Don Ayliffe - Sales and Marketing Team Leader
---------------------------------------------
Don Ayliffe, a graduate of Sheridan College, Xerox Sales program, and the CASH Sales Management programs, has 25 years experience in sales and marketing management. He has extensive background in the construction and hardware supply industries. Don is accustomed to launching new products, developing geographic territories and building sales teams. In the short time that Pultronex has been in business, Don and his team have successfully implemented the business strategy and accelerated the company's growth. From November 1990 to November 1997 he was a Sales Representative with National Manufacturing Company, Sterling Illinois. National Manufacturing Company is a manufacturer and distributor of home and builder hardware. From December 1997 to March 1998 he was a Sales Consultant and then E-Z Deck Sales Manager for ZCL Composites Inc.

Dennis Bacon - Production Team Leader
-------------------------------------
Dennis Bacon, a graduate of the Northern Alberta Institute of Technology, has 20 years experience in manufacturing operations. The last five years have been in the pultrusion industry with ZCL Composites and Pultronex. Dennis experienced the early process development of the E-Z Deck as an operator and production coordinator. He brings to the Pultronex team, leadership, and production co-ordination, purchasing, and team building skills.

Michael Yeats, B. Eng. - Engineering
------------------------------------
Michael Yeats graduated with a degree in Civil Engineering from McGill University in April 1998. Michael's studies included engineering and working with composites. After a year doing product design for R P Composites Engineering, Michael joined Pultronex in May of 1999. Michael is responsible for engineering design and is a member of the production and process development team.

Mike Barker - Quality Assurance/Product & Process Development
-------------------------------------------------------------
Mike Barker has more than 30 years industrial products manufacturing experience. Originally from the UK with an HNC in metallurgy, Mike has spent his career developing and analyzing manufacturing processes with respect to Quality Assurance and operating efficiency. Mike has developed quality program process enhancements for such companies as Stelco and Borg Warner. Mike leads the production Ideas/Technology team. From 1978 to 1992 he was the Rolling Mill Quality Assurance Supervisor for Stelco, a Canadian steel manufacturing company. From 1992 to 1994 he was a Documentation Engineer for Solent and Pratt, U.K., a specialty valve manufacturer. From 1994 to 1998 he was the Quality Assurance Supervisor for ZCL Composites Inc.
                                       29

Family Relationships

There is no family relationship between any Director, executive or person nominated or chosen by the Company to become a Director or executive officer.



                             Executive Compensation

Summary Compensation Table

The following table shows for the fiscal years ending August 31, 1999 and August 31, 2000, the compensation awarded or paid by the Company to its Chief Executive Officer and any of the executive officers of the Company whose total salary and bonus exceeded $100,000 US during such year (The "Named Executive Officers"):


                           SUMMARY COMPENSATION TABLE


                                                                        Long Term Compensation
                                                                 ----------------------------------
                              Annual Compensation                        Awards               Payouts
                            --------------------------------     -------------------------    -------
                                                                               Securities
                                                                 Restricted    underlying      LTIP    All Other
Name and                                                         Stock Awards  Options/SAR's  Payouts  Compensation
Principal Position   Year    Salary ($)   Bonus  Other Annual
-------------------------------------------------------------------------------------------------------------------

Gary Loblick,         1999    $45,000           0             0             0            0          0         0
President, COO

                      2000    $68,000           0             0             0            0          0         0

--------------------------------------------------------------------------------------------------------------------
Kelly Delhon,         2000    $68,000           0             0             0            0          0         0
CEO
--------------------------------------------------------------------------------------------------------------------



No other executive officer earned more than $100,000 US during the most recent fiscal year.

Employment Agreements and Executive Compensation
------------------------------------------------

The Company does not have written employment agreements with its executive officers. Gary Loblick, the President and Chief Operating Officer is paid cash compensation at the rate of $68,000 US, per annum. Beginning January 1, 2000, Kelly Delhon, the Chief Executive Officer as of December 1999 and Secretary of the Company is also paid cash compensation at the rate of $68,000 US, per annum.

Compensation of Directors
-------------------------

Directors are entitled to receive reimbursement for all out-of-pocket expenses incurred for attendance at Board of Directors meetings.

Other Arrangements
------------------

The Company has the Pultronex Corporation 2000 Stock Option Plan which was adopted on December 15, 1999. The purpose of the Plan is to advance the business and development of the Company and its shareholders by affording to the employees, directors and officers of the Company the opportunity to acquire a proprietary interest in the Company by the grant of Options to such persons under the Plan's terms. The 2000 Plan reserved 2,000,000 shares for grant or issuance upon the exercise of options granted under the plan. As of November 15, 2000, no options have been granted under the plan. Stock Options under the Plan will be granted by the Board of Directors or a Compensation Committee of the Board of Directors. The exercise prices for Options granted will be at the fair market value of the common stock at the time of the grant if a public market develops for the common stock or not less than the most recent price at which the Company had sold its common stock.


Termination of Employment and Change of Control Arrangement
-----------------------------------------------------------

There is no compensatory plan or arrangement with respect to any individual named above which results or will result from the resignation, retirement or any other termination of employment with the Company, or from a change in the control of the Company.

Transactions with Management
----------------------------

In August 1999, the shareholders of Pultronex Corporation, a corporation organized under the laws of Alberta, Canada agreed to exchange 100% of the common stock of the Alberta corporation for 2,813,435 shares of the common stock in the Nevada corporation. Management of the Company were founders and majority shareholders of the Alberta corporation and are founders and majority shareholders of the Company. Gary Loblick received 3,000 shares, Kelly Delhon and his wife Virendra Delhon received 390,341 shares, Kirshen Mehra and his adult children received 359,495 shares, and Mayva Dhariwal and his adult son received 130,000 shares as a result of the exchange.

In December 1999, Gary Loblick, Kelly Delhon and Luc Guilbault were issued 12,500, 18,750 and 35,000 shares respectively for their services as officers of the Company. These shares were valued at $1 per share and were exchanged for an equivalent number shares in the Nevada corporation.


Indemnification of Officers and Directors
From Liability under the Securities Act of 1933
-----------------------------------------------

The Pultronex By-Laws permit Pultronex to indemnify and hold harmless its officers and directors from any liability and expenses incurred by them as a result of being an officer or director. This right of indemnity would include any liability arising under the Securities Act of 1933. However, in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is unenforceable. In the event that a claim for indemnification against liabilities under the Securities Act is asserted by an officer or director in connection with the securities offered by this Prospectus, Pultronex will submit the question whether such indemnification by it is against public policy to a court of appropriate jurisdiction and will be governed by the final adjudication of such issue. Submitting the question of indemnity for Securities
                                       31

Act liability to a court will not occur in the case of the payment of expenses incurred in the successful defense of any action, suit or proceeding or if in the opinion of its counsel the matter has been settled by controlling precedent.


                      Market For The Company's Common Stock
                         And Related Stockholder Matters


Market Information: The Company's common stock is not listed for trading on any recognized market. We believe that it is likely that our common stock will be characterized as penny stock. As such, broker-dealers dealing in our common stock will be subject to the disclosure rules for transactions involving penny stocks which require the broker-dealer to determine if purchasing our common stock is suitable for a particular investor. The broker-dealer must also obtain the written consent of purchasers to purchase our common stock. The broker-dealer must also disclose the best bid and offer prices available for our stock and the price at which the broker-dealer last purchased or sold our common stock. These additional burdens imposed upon broker-dealers may discourage them from effecting transactions in our common stock, which could make it difficult for an investor to sell their shares.

Security Holders: As of November 15, 2000, the Company had 86 holders of record of its common stock, 48 holders of its 990,700 Warrants.

Dividend Plans: The Company has paid no common stock cash dividends and has no current plans to do so. The terms of our Line of Credit prohibits us from paying any dividends even if funds are otherwise available for distribution to shareholders without the consent of the Lender, HSBC Bank Canada. As a result, investors are not likely to receive dividends from us for the foreseeable future.



There are presently 4,130,755 shares of common stock outstanding as of November 15, 2000.


                            Description Of Securities

Common Stock
------------
Pultronex is authorized to issue up to 200,000,000 shares of Common Stock, $.001 par value. The holders of the Common Stock are entitled to one vote per share held and have the sole right and power to vote on all matters on which a vote of the stockholders is taken. Voting rights are non-cumulative. The holders of shares of Common Stock are entitled to receive dividends when, as, and if declared by the Board of Directors, out of funds legally available therefore and to share pro rata in any distribution to stockholders. Upon liquidation, dissolution, or winding up of Pultronex, the holders of the Common Stock are entitled to receive the net assets of Pultronex in proportion to the respective number of shares held by them after payment of liabilities which may be outstanding. The holders of Common Stock do not have any preemptive right to subscribe for or purchase any shares of any class of stock of Pultronex. The outstanding shares of Common Stock will not be subject to further call or redemption and will be fully paid and non-assessable.
                                       32

Preferred Stock
---------------
Pultronex is authorized to issue up to 1,000,000 shares of preferred stock. The preferred stock can be issued in different series. The rights and preferences of different series of the preferred stock can be set from time to time by our Board of Directors. These rights and preferences may include class voting rights, specific dividend rights and priority over common stock with respect to assets of Pultronex upon liquidation.

Stock Purchase Warrants
-----------------------
Pultronex has authorized and issued a total of 990,700 Common Stock Purchase Warrants. Each Stock Purchase Warrant entitles the registered holder to purchase one share of Pultronex Common Stock for $2.00 beginning the date of this Prospectus and expiring on the last day of the eighteenth month thereafter (____
2002). The exercise price of the Warrants and the number of shares useable upon exercise of such Warrants are subject to adjustment to protect against dilution in the event of stock dividends, splits, combinations, subdivisions, and reclassification. Warrants may be exercised by payment of the exercise price in US funds by cash or certified check made out to the Company.

Arbitrary Determination of Warrant Exercise Price
-------------------------------------------------
We arbitrarily set the exercise price of the Warrants based upon our capital needs and our own estimation of the potential market capitalization of the Company. The prices do not bear any relationship to the assets, book value, earnings or net worth of the Company and is not an indication of actual value.

Selling Security Holders
------------------------
The following Selling Security Holders whose shares have been registered for public resale under the registration statement are set forth below:
                                       33

Selling Securities           Securities Owned     Shares &             Shares &
                                                  % Prior To           % After
Holder                        And Offered         Offering *           Offering
-------------------------------------------------------------------------------
Lynne B. Johnson                    134,000       134,000/2.6%             0/*
Jeffery J. Tempas                    10,000        10,000/   *             0/*
Leslie Gibbs &
Gwen Gibbs JTWROS                    20,000        20,000/   *             0/*

Richard Dickerson                    20,000        20,000/   *             0/*
George Mouchette &
Victoria Mouchette JTWROS            40,000        40,000/   *             0/*
Rhoda Davis &
C. Victoria Mouchette JTWROS         40,000        40,000/   *             0/*
Will Inns Ltd.(4)                    80,000        80,000/1.6%             0/*
James J. Caffes &
Sandra M. Caffes JTWROS              15,000        15,000/   *             0/*
Wheaton Investment Group             10,000        10,000/   *             0/*
Ken Gaine &
Patricia A. Gaine JTWROS             20,000        20,000/   *             0/*
Gregg Funfar                         20,000        20,000/   *             0/*
Robert C. Hedrick &
Mary Hedrick JTWROS                  10,000        10,000/   *             0/*
Shawn Funfar                          2,400         2,400/   *             0/*
Stephen A. Reno &
Judy L. Reno JTWROS                  15,000        15,000/   *             0/*
269-5341 Canada Ltd.                 20,000        20,000/   *             0/*
John Phillips &
Joanne Phillips JTWROS                6,000         6,000/   *             0/*
Roger Walklin &
Judy Walklin  JTWROS                 30,000        30,000/   *             0/*
Mladen Dundur                         2,000         2,000/   *             0/*
Neil T. Enright                     100,000       100,000/2.0%             0/*
Donna B. Cueroni                      4,000         4,000/   *             0/*
James C. Irwin &
LaVerne G. Irwin TENCOM               2,000         2,000/   *             0/*
Marilyn J. Hoffart &
Elias Hoffart JTWROS                  3,000         3,000/   *             0/*
Richard P Cueroni &
Elizabeth H. Cueroni TENCOM           4,000         4,000/   *             0/*
Andrew Loschiavo &
Lori Loschiavo JTWROS                 4,000         4,000/   *             0/*
Beth Palmer &
David Stewart Palmer JTWROS          10,000        10,000/   *             0/*
Douglas J. Driver                     2,000         2,000/   *             0/*
John W. Bishop &
Susan B. Bishop JTWROS               20,000        20,000/   *             0/*
Terry J. Swift                        2,000         2,000/   *             0/*
John M. Fore &
Donna L. Fore TENCOM                 10,000        10,000/   *             0/*
352649 Alberta Ltd                   20,000        20,000/   *             0/*


Selling Securities                 Securities Owned     Shares &      Shares &
                                                       % Prior to     % After
Holder                             And Offered         Offering *     Offering
-------------------------------------------------------------------------------
Carl K. Myers &
Patricia A. Myers JTWROS            200,000            200,000/3.9%       0/*
Christopher L. Eades                  2,000              2,000/  *        0/*
Curtis Williams                       2,000              2,000/  *        0/*
Davis F. Briggs &
Jean Fowler Biggs JTWROS              2,000              2,000/  *        0/*
George G. Harris                     30,000             30,000/  *        0/*
Heritage Nurseries Ltd               20,000             20,000/  *        0/*
Joel W Gray &
Karen S Gray JTWROS                   2,000              2,000/  *        0/*
Karen Brock &
Sam Brock JTWROS                      2,000              2,000/  *        0/*
Marc Andre Guilbault                 20,000             20,000/  *        0/*
Mehnga Matharu                      200,000            200,000/3.9%       0/*
Rosealta Mortgage Corporation        20,000             20,000/  *        0/*
Thomas B. Chesnut                     2,000              2,000/  *        0/*
W Gordon Buchanan                   400,000          1,000,000/19.6%   600,000/11.7%
Robert V. Cella &
Cathy A. Cella JTWROS                 2,000              2,000/  *        0/*
Sandra Esposito                      20,000             20,000/  *        0/*
Tylere Couture &
Rick Couture, JTWROS                  2,000              2,000/  *        0/*
Bob Adsit                           174,000            174,000/3.4%       0/*
Dennis Brovarone                     25,000             25,000/  *        0/*
                                  ---------          ---------      ---------
Totals                            1,800,400          2,400,000        600,000
         * = Less than 1%


The above table assumes the exercise of outstanding warrants to acquire up to 990,700 shares of common stock held by the selling securities holders except Bob Adsit and Dennis Brovarone.

Will Inns Ltd. is controlled by David J. Will a 100% Shareholder, President, Secretary & Director.

Wheaton Investment Group is controlled by James Caffes, Peter Caffes, Greg Blust, John Hallen, Jay Witte, Sam Slough, Gary Slough as all equal shareholders and directors. The President is Greg Blust and the Secretary is Sam Slough.

269-5341 Canada Ltd., is controlled by Tom Jacques, a 90% Shareholder and President, Secretary & Director.

352649 Alberta Ltd., is controlled by Randy James, a 100% Shareholder, President, Secretary & Director.

Heritage Nurseries Ltd., is controlled by Gerald Van Bruggen a 50% Shareholder, President & Director and Joanne Van Bruggen a 50% Shareholder, Secretary & Director.

Rosealta Mortgage Corporation is controlled by Robert B. Cameron a 75% Shareholder, President, Secretary & sole Director.

The Selling Securities Holders have never held any position, office, or other material relationship with Pultronex.


The Selling Securities Holders do not own any other securities of the Company.
                                       35

                  SELLING SECURITY HOLDERS PLAN OF DISTRIBUTION

Selling Security Holders may sell or distribute their shares in transactions through underwriters, brokers, dealers or agents from time to time or through privately negotiated transactions, including distributions to shareholders or partners or other persons affiliated with the Selling Security Holders.

The distribution of the Selling Security Holders shares may be effected from time to time in one or more transactions, which may involve crosses or block transactions These transactions may occur in any of the following ways:

1. In Market Transactions;

2. In Privately Negotiated Transactions with Investors;

3. Through the writing of options on the shares, whether such options are listed on an options exchange or otherwise.

Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices.

If the Selling Security Holders effects such transactions by selling the shares to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Security Holders or commissions from purchasers of the shares for whom they may act as agent, which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents might be in excess of those customary in the types of transactions involved.

Selling Security Holders and any brokers, dealers or agents that participate in the distribution of the securities might be deemed to be underwriters, and any profit on the sale of the securities by them and any discounts, concessions or commissions received by any such underwriters, brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

Selling Security Holders may pledge their shares from time to time in connection with such Selling Security Holders' financing arrangements. To the extent any such pledgees exercise their rights to foreclose on any such pledge, and sell the shares, such pledgees may be deemed underwriters with respect to such shares and sales by them may be effected under this Prospectus.

The Company will not receive any of the proceeds from the sale of any of the shares by the Selling Security Holders.

Under the Exchange Act and applicable rules and regulations, any person engaged in a distribution of any of the shares may not simultaneously engage in market making activities with respect to the shares for a period, depending upon certain circumstances, of either two days or nine days prior to the commencement of such distribution. In addition, the Selling Security Holders will be subject to applicable provisions of the Exchange Act and the rules and regulations, including Regulation M, which provisions may limit the timing of purchases and sales of any of the shares by the Selling Security Holders.

Under the securities laws of certain states, the shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless the shares have been registered or qualify for sale in such state or an exemption from registration or qualification is available and is complied with.


                           Transfer And Warrant Agent

The Transfer Agent with respect to the Shares and the Warrant Agent with respect to the Warrants is Computershare Trust Company, Inc., Lakewood, Colorado.

                                  Legal Matters

The legality of the Securities of the Company offered will be passed on for the Company by Dennis Brovarone, Attorney at Law, Littleton, Colorado.


                              Independent Auditors

The consolidated balance sheet as of August 31, 1999 and August 31, 2000 and the related statements of operations, shareholders' equity, and cash flows for the fiscal periods ended August 31, 1999 and August 31, 2000, incorporated by reference in this prospectus, have been included herein in reliance on the report of PricewaterhouseCoopers LLP, Chartered Accountants given on the authority of that firm as experts in auditing and accounting.

PRICEWATERHOUSECOOPERS (PCW)
                                                     PricewaterhouseCoopers LLP
                                                     Chartered Accountants
                                                     1501 Toronto Dominion Tower
                                                     10088 - 102 Avenue
                                                     Edmonton Alberta
                                                     Canada T5J 2Z1
                                                     Telephone +1 (780) 441-6700
                                                     Facsimile +1 (780) 441-6776


November 17, 2000



Independent Auditors' Report

To the Directors and Shareholders of
Pultronex Corporation


We have audited the consolidated balance sheets of Pultronex Corporation as at August 31, 2000 and 1999 and the consolidated statements of operations, shareholders' equity and cash flows for the year ended August 31, 2000, the eight-month period ended August 31, 1999 and the nine-month period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2000 and 1999 and the results of its operations and its cash flows for the year ended August 31, 2000, the eight-month period ended August 31, 1999 and the nine-month period ended December 31, 1998 in accordance with United States generally accepted accounting principles.



/s/ PricewaterhouseCoopers LLP
-------------------------------

Chartered Accountants

Edmonton, Alberta
Canada



PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and other member of the worldwide PricewaterhouseCoopers organization.

Pultronex Corporation
Consolidated Balance Sheets
As at August 31, 2000 and 1999
________________________________________________________________________________
(expressed un U.S. dollars)

                                                                               August 31,       August 31,
                                                                                    2000             1999
                                                                                       $                $
Assets
Current assets
Accounts receivable - net of allowance of $63,200; 1999 - $27,800                1,096,676         636,702
Prepaid expenses and deposits                                                      162,629         111,093
Income taxes recoverable                                                             4,622               -
Inventory (note 4)                                                               2,057,014       1,556,617
Deferred tax asset (note 8)                                                        158,005               -
                                                                                 -------------------------
                                                                                 3,478,946       2,304,412
Deferred tax asset (note 8)                                                         56,241               -
Capital assets (note 5)                                                            603,247         526,247
                                                                                 -------------------------
                                                                                 4,138,434       2,830,659
                                                                                 =========================

Liabilities

Current liabilities
Bank indebtedness (note 7)                                                         874,309         505,180
Trade accounts payable                                                             676,322         484,018
Other payables and accrued liabilities                                              35,825          59,807
Income taxes payable                                                                     -           3,744
Current portion of obligations under capital leases (note 6)                         7,805           6,781
Current portion of long-term debt (note 7)                                          47,561          46,811
                                                                                 -------------------------
                                                                                 1,641,822       1,106,341
Obligations under capital leases (note 6)                                            6,415          14,130
Long-term debt (note 7)                                                            102,982         148,168
Other long-term obligations                                                         33,963               -
Deferred tax liability (note 8)                                                     65,698          13,772
                                                                                 -------------------------
                                                                                 1,850,880       1,282,411
                                                                                 -------------------------
Commitment (note 10)

Shareholders' Equity

Preferred stock - $.001 par value, 1,000,000 shares authorized

Common stock - $.001 par value, 200,000,000 shares authorized; 4,130,755
  issued and outstanding (1999 - 2,813,435)                                          4,131           2,813

Additional paid in capital                                                       2,510,366       1,464,796
(Deficit) retained earnings                                                       (252,265)         80,562
Accumulated other comprehensive income                                              25,322              77
                                                                                 -------------------------
                                                                                 2,287,554       1,548,248
                                                                                 -------------------------
                                                                                 4,138,434       2,830,659
                                                                                 =========================

    The accompanying notes are an integral part of the financial statements.
                                      F-2

Pultronex Corporation
Consolidated Statements of Shareholders' Equity
For the periods ended August 31, 2000 and August 31, 1999
________________________________________________________________________________
(expressed in U.S. dollars)

                                                                                                  Accumulated
                                                                  Additional       Retained     other comprehen-
                                        Number of      Common        paid-in       earnings       sive income
                                           shares       stock        capital       (deficit)            (loss)       Total
                                                #           $              $              $                 $            $
--------------------------------------------------------------------------------------------------------------------------
Balance - April 2, 1998                         -           -              -              -                 -            -
Comprehensive income
      Net earnings for the period               -           -              -         75,683                 -       75,683
      Foreign currency translation              -           -              -              -           (19,966)     (19,966)
                                                                                                                   -------
      Comprehensive income                                                                                          55,717

Issuance of common shares               1,390,908       1,391        868,821              -                 -      870,212
Repurchase of common shares              (195,454)       (196)      (111,258)       (55,086)                -     (166,540)
                                        ---------      ------       --------        -------          --------     --------
December 31, 1998                       1,195,454       1,195        757,563         20,597           (19,966)     759,389
                                                                                                                  --------
Comprehensive income
      Net earnings for the period               -           -              -         59,965                 -       59,965
      Foreign currency translation              -           -              -              -            20,043       20,043
                                                                                                                    ------
     Comprehensive income                                                                                           80,008
                                                                                                                    ------
Issuance of common shares               1,511,560       1,512        599,299              -                 -      600,811
Issuance of common shares on
    Conversion of advances from
    shareholders                          106,421         106        107,934              -                 -      108,040
                                       ----------     -------       --------        -------           -------      -------
August 31, 1999                         2,813,435       1,195      1,484,796         80,562                77    1,548,248
                                                                                                                 ---------
Comprehensive loss
     Net loss for the year                      -           -              -       (332,827)                -     (332,827)
     Foreign currency translation               -           -              -              -            25,245       25,245

     Comprehensive loss                                                                                           (307,582)

Issuance of common shares               1,018,700       1,019      1,034,348              -                 -    1,035,367
Share compensation                        298,620         299        298,321              -                 -      298,620
Share issue costs                               -           -       (287,099)             -                 -     (287,099)
                                        ---------     -------      ---------        -------          --------    ---------
Balance - August 31, 2000               4,130,755       4,131      2,510,366       (252,265)           25,322    2,287,554
                                        =========     =======      =========       ========          ========    =========


    The accompanying notes are an integral part of the financial statements.
                                      F-3

Pultronex Corporation
Consolidated Statements of Operations
For the periods ended August 31, 2000 and 1999 and December 31, 1999
________________________________________________________________________________
(expressed in U.S. dollars)


                                                      Year ended            Eight-month             Nine-month
                                                      August 31,           period ended           period ended
                                                           2000              August 31,           December 31,
                                                              $                   1999                   1998
                                                                                     $                      $


Revenue                                               2,810,122              1,448,974              1,403,271

Cost of goods sold - exclusive of depreciation
    shown separately below                            1,771,726                745,077                750,302
                                                      ---------              ---------              ---------
Gross margin                                          1,038,396                703,897                652,969
                                                      ---------              ---------              ---------
Operating expenses
Selling, general and administration                   1,339,405                525,648                470,817
Interest                                                 79,038                 40,806                 30,235
Depreciation                                             68,944                 42,189                 40,869
Provision for doubtful accounts                          54,378                 21,410                 18,000
                                                      ---------              ---------              ---------
                                                      1,541,765                630,053                559,921
                                                      ---------              ---------              ---------
                                                       (503,369)                73,844                 93,048

Other income (expense)                                    7,942                      -                  1,110
                                                      ---------              ---------              ---------
(Loss) earnings before income taxes                    (495,427)                73,844                 94,158
                                                      ---------              ---------              ---------
Income taxes (recovery)
Current                                                       -                  3,702                 14,456
Deferred                                               (162,600)                10,177                  4,019
                                                      ---------              ---------              ---------
                                                       (162,600)                13,879                 18,475
                                                      ---------              ---------              ---------

Net (loss) earnings for the period                     (332,827)                59,965                 75,683
                                                      =========              =========              =========
Basic and diluted (loss) earnings per share               (0.09)                  0.03                   0.08
                                                      =========              =========              =========
Average shares outstanding                            3,720,785              2,189,700                900,016
                                                      =========              =========              =========



    The accompanying notes are an integral part of the financial statements.
                                      F-4

Pultronex Corporation
Consolidated Statements of Cash Flows
For the periods ended August 31, 2000 and 1999 and December 31, 1998
________________________________________________________________________________
(expressed in U.S. dollars)


                                                            Year ended         Eight-month         Nine-month
                                                            August 31,        period ended       period ended
                                                                  2000          August 31,       Decmeber 31,
                                                                     $                1999               1998
                                                                                         $                  $

Cash provided by (used in)

Operating activities
Net (loss) earnings for the period                            (332,827)             59,965             75,683
Items not affecting cash
      Depreciation                                              68,944              42,189             40,869
      Share compensation                                        99,620                   -                  -
      Deferred income taxes                                   (162,600)             10,177              4,019
      Other                                                     (4,757)              4,626             (1,110)
                                                             ---------             -------            -------
                                                              (331,620)            116,957            119,461

Net change in non-cash working capital items
    (note 11)                                                 (829,473)           (416,233)        (1,355,951)
                                                             ---------           ---------         ----------
                                                            (1,161,093)           (299,276)        (1,236,490)
                                                            ----------           ---------         ----------

Financing activities
Proceeds from bank indebtedness                                369,129             290,544            214,456
Issuance of common shares                                      947,268             595,372            884,999
Redemption of common shares                                          -                   -           (172,434)
Advances from shareholder                                            -                   -            109,939
Proceeds from note payable                                           -                   -          1,900,173
Repayment of note payable                                            -            (495,655)        (1,391,198)
Proceeds from long-term debt                                         -                   -            237,522
Repayment of long-term debt                                    (44,436)            (30,850)            (7,920)
Other long-term obligations                                     33,982                   -                  -
Repayment of obligations under capital leases                   (6,691)             (1,768)                 -
                                                            ----------           ---------         ----------
                                                             1,299,252             357,643          1,775,537
                                                            ----------           ---------         ----------
Investing activities
Purchase of capital assets                                    (138,159)            (58,367)        (1,347,730)
Proceeds on disposal of capital assets                               -                   -            808,683
                                                            ----------           ---------         ----------
                                                              (138,159)            (58,367)          (539,047)
                                                            ----------           ---------         ----------
Change in cash and cash at end of period                             -                   -                  -
                                                            ==========           =========         ==========


    The accompanying notes are an integral part of the financial statements.

Pultronex Corporation
Notes to Consolidated Financial Statements
August 31, 2000 and 1999 and December 31, 1998
________________________________________________________________________________
(expressed in U.S. dollars)


1     Business and basis of presentation

Pultronex Corporation (the "Company") was incorporated in Nevada, August 20, 1999. On August 20, 1999 the shareholders of the Company entered into an agreement to transfer all of their shares in Pultronex Corporation of Alberta to Pultronex Corporation of Nevada in exchange for shares of Pultronex Corporation of Nevada. As a result of that exchange, Pultronex Corporation of Alberta became a wholly owned subsidiary of Pultronex Corporation of Nevada. For financial statement purposes, the Company is considered to be a continuation of Pultronex Corporation of Alberta. Therefore, the financial statements for the period ended August 31, 1999 include the results of operations of Pultronex Corporation of Alberta from the beginning of the period. Comparative figures for the period ended December 31, 1998 are those of Pultronex Corporation of Alberta from April 2, 1998, the date it commenced operations.

The Company changed its year-end after the nine-month period ending December 31, 1998 to August 31.

The Company is a technology based manufacturing company in the advanced composites industry. The Company's primary product is E-Z Deck, a proprietary fibreglass pultruded material for use in the residential and commercial decking industry. E-Z Deck and other products are marketed through installers and resellers in the United States and Canada.


2     Accounting policies

These financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States. Because the precise determination of many assets, liabilities, revenues and expenses are dependent on future events, the preparation of financial statements for a period necessarily includes the use of estimates and approximations which have been made using careful judgement. Actual results could differ from those estimates. These financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

     a) Revenue recognition

     Revenue from the sale of finished goods is recognized when title to the goods passes to the buyer, which is generally when the product is shipped.

     b) Inventory

     Raw materials are recorded at the lower of cost and replacement cost. Finished goods are recorded at the lower of cost and net realizable value. Cost is determined on a first in, first out basis and finished goods includes direct labour and an allocation of overhead.

     c) Warranty

     The Company warrants that its E-Z Deck products will be free from manufacturing defects for life. Warranty costs have not been material to date, and accordingly, no reserves have been provided for.

                                                                             (1)

Pultronex Corporation
Notes to Consolidated Financial Statements
August 31, 2000 and 1999 and December 31, 1998
________________________________________________________________________________
(expressed in U.S. dollars)


     (d) Capital assets
     The Company records capital assets at cost. Depreciation on these assets is provided using the declining balance method at the following annual rates:

     Plant equipment                                10% and 20%
     Computer hardware and software                         30%
     Furniture and fixtures                                 20%


     The recoverability of capital assets is assessed at least annually, or when events or changes in circumstances indicate a possible impairment exists, based on estimated future cash flows.

     e) Income taxes

     Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the accompanying consolidated balance sheets, as well as operating losses. Deferred tax assets may be reduced by a valuation allowance when current evidence indicates that it is not likely that these benefits will be realized.

     f) Earnings per share

     Basic earnings per share is based upon the weighted average common shares outstanding during each year. Diluted earnings per share equals basic earnings per share for August 2000 as the inclusion of common stock equivalents would be antidilutive. There were no common stock equivalents prior to August 2000.

      g)   Foreign currency translation

     The functional currency of the Company is the Canadian dollar. Translation of balance sheet amounts to U.S. dollars is based on exchange rates as of each balance sheet date. Revenue, expenses and cash flow amounts are translated at the average exchange rates for the period. Transaction gains and losses are included in Other Comprehensive Income in the statement of shareholders' equity. Transaction gains and losses are included in income as incurred. There is no resulting tax from these transaction gains and losses.

      h)   Stock based compensation

     Compensation expense relating to stock and/or stock options issued to employees is accounted for over the resting period of the stock in accordance with APB 25. Shares issued to non-employees for services are recorded at fair value at the date of issue.

                                                                          (2)

Pultronex Corporation
Notes to Consolidated Financial Statements
August 31, 2000 and 1999 and December 31, 1998
________________________________________________________________________________
(expressed in U.S. dollars)



     (i) Recently issued accounting standards

     In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", was issued, which established accounting and reporting standards for derivative instruments and hedging activities. In July 1999, FASB issued SFAS No.137, which delayed the implementation of SFAS No. 133 to make it effective for all fiscal years beginning after June 15, 2000. This statement requires balance sheet recognition of derivatives as assets or liabilities measured at fair value. Accounting for gains and losses resulting from changes in the value of derivatives is dependent on the use of the derivative and whether it qualifies for hedge accounting. The Company has not completed its evaluation but currently does not anticipate that the adoption of SFAS No. 133 will have a material impact on its financial position or results of operations.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No.101 (as amended), related to revenue recognition. The company has not determined the potential impact of this pronouncement on its results of operations or financial position.

     In March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44 with respect to accounting for certain transactions involving stock compensation. This standard became effective July 1, 2000. The adoption of this standard had no impanct on the results of operations or financial position of the company.

3     Acquisition

     Effective April 1, 1998, the Company acquired the assets and business of the pultrusion manufacturing division of ZCL Composites Inc. ("ZCL") for $2,035,831 (CAN$3,000,000). The acquisition has been accounted for by the purchase method and the results of operations have been included since the date of acquisition:

                                                                 $
           Assets acquired
                Land and building                          807,546
                Inventory                                  705,875
                Plant and equipment                        515,624
                Furniture and fixtures                       6,786
                Patents, trademarks and designs                  -
                                                         ---------
                                                         2,035,831
                                                         =========


           Consideration
                Cash (CAN$200,000)                         135,658
                Promissory note (CAN$2,800,000)          1,900,173
                                                         ---------
                                                         2,035,831
                                                         =========


As collateral for the Promissory Note, the Company granted a General Security Agreement on all present and after acquired property of the Company and a mortgage on the specific land and building acquired. The Promissory Note bore interest at 7.5% per annum payable monthly. Principal was repayable in instalments of $135,727 (CAN$200,000) on each of May 15, 1998 and June 30, 1998; $610,770 (CAN$900,000) September 30, 1998; and $1,017,949 (CAN$1,500,000) by
monthly instalments of $169,658 (CAN$250,000) on the last day of each month for the months of October 1998 to March 1999. The holder of the Promissory Note agreed to discharge the mortgage upon receipt of the first $1,051,881 (CAN$1,550,000) of principal and the remainder of their security interest upon receipt of a further $508,975 (CAN$750,000) of principal. On October 1, 1998, the land and building were sold to an unrelated party as described in note 10. Proceeds from the sale were applied to the Promissory Note. By March 31, 1999, the Promissory Note was fully repaid and all security interest in the assets acquired from ZCL, including the mortgage and the GSA were fully discharged.

                                                                             (3)

Pultronex Corporation
Notes to Consolidated Financial Statements
August 31, 2000 and 1999 and December 31, 1998
________________________________________________________________________________
(expressed in U.S. dollars)


Pursuant to the agreement with ZCL, the Company was assigned all rights and obligations under certain contracts with distributors. These obligations included a commitment to repurchase material returned by distributors to ZCL at a cost to the Company of 50% of the credit issued by ZCL. No amount was accrued at the acquisition as no amount was determinable. The Company subsequently purchased inventory under this arrangement for approximately $33,000. The company assumed no other significant obligations with respect to the acquisition.


4     Inventory



                                    August 31,            August 31,
                                          2000                  1999
                                             $                     $

      Raw materials                    289,616               280,658
      Finished goods                 1,767,398             1,275,959
                                     ---------             ---------
                                     2,057,014             1,556,617
                                     =========             =========


5     Capital Assets


                                                                   August 31,
                                                                        2000
____________________________________________________________________________
                                      Cost       Accumulated             Net
                                         $      depreciation               $
                                                           $


      Plant equipment              679,993           135,076         544,917
      Computer equipment            61,521            14,484          47,037
      Furniture and fixtures        14,908             3,615          11,293
                                  --------          --------         -------
                                   756,422           153,175         603,247
                                  ========          ========         =======


                                                                  August 31,
                                                                        1999
____________________________________________________________________________
                                      Cost       Accumulated             Net
                                         $      depreciation               $
                                                           $

      Plant equipment              573,320            77,537         495,783
      Computer equipment            25,785             3,852          21,933
      Furniture and fixtures        10,083             1,552           8,531
                                   -------            ------         -------
                                   609,188            82,941         526,247
                                   =======            ======         =======

                                                                             (4)

Pultronex Corporation
Notes to Consolidated Financial Statements
August 31, 2000 and 1999 and December 31, 1998
________________________________________________________________________________
(expressed in U.S. dollars)



The above amounts include $14,155 (1999 - $22,701) of capital assets under capital leases and related accumulated depreciation of $5,622 (1999 - $3,405). The above amounts also include plant equipment with a net carrying value of $59,700 that was not being depreciated as the equipment was under construction and not available for use at year end. Depreciation of $63,098 (1999 - $38,346) was allocated to cost of goods sold and inventory during the period.


6     Obligations under capital leases

Obligations under capital leases comprise two leases which are repayable in blended monthly payments of $624, interest at 5.80% maturing June 23, 2002 and blended monthly payments of $109, interest at 5.17% maturing May 1, 2002. The future minimum lease payments under capital leases for each of the next three years and in total are:

                                                                 $

           2001                                              8,934
           2002                                              6,700
                                                          --------
                                                            15,634


           Less:  Amounts representing interest              1,414
                                                          --------
           Balance of obligation                            14,220

           Less:  Current portion                            7,805
                                                          --------
                                                             6,415
                                                          ========


Specific leased equipment with a net book value of $8,533 has been pledged as collateral for obligations under capital leases.



7     Long-term debt and bank indebtedness


                                                     August 31,      August 31,
                                                           2000            1999
                                                              $               $

      Bank loan repayable in monthly payments
       of $3,963, plus interest at prime
       plus 1.0% (8.50% at August 31, 2000;
       7.50 at August 31, 1999)                         150,543        194,979

      Less:  Current portion                             47,561         46,811
                                                       --------        -------
                                                        102,982        148,168
                                                       ========        =======
                                      F-10

                                                                             (5)

Pultronex Corporation
Notes to Consolidated Financial Statements
August 31, 2000 and 1999 and December 31, 1998
________________________________________________________________________________
(expressed in U.S. dollars)


Principal payments required in each of the next four years are as follows:

                                        $
     2001                          47,556
     2002                          47,556
     2003                          47,556
     2004                           7,875
                                  -------
                                  150,543
                                  =======

Bank indebtedness bears interest at prime plus 0.75% (8.25% at August 31, 2000; 7.00% at August 31, 1999) payable monthly. The Company has a $1,042,981 (1999 - $668,540) operating line of credit based on qualified accounts receivable and inventory of which $168,672 (1999 - $163,360) is available at August 31, 2000. The amount outstanding under the operating line of credit is repayable on demand.

A general security agreement creating a first charge over all present and after acquired assets of the Company, limited guarantees from certain shareholders and an assignment of insurance proceeds have been pledged as collateral for the bank indebtedness and long-term debt.

The Company is subject to certain restrictive warrants under its loan agreements with respect to maintaining specified working capital ratios, net worth ratios and limiting capital expenditures and payments to shareholders. The Company was in compliance with these covenants at August 31, 2000 and 1999.


8     Income taxes

The domestic and foreign components of earnings (loss) before taxes were as follows:

                       August 31,          August 31,          December 31,
                             2000                1999                  1998
                                $                   $                     $
     Domestic              (9,631)                  -                     -
     Foreign             (485,796)             73,844                94,158
                         ---------            -------                ------
                         (495,427)             73,844                94,158
                         =========            =======                ======

                                      F-11


                                                                             (6)

Pultronex Corporation
Notes to Consolidated Financial Statements
August 31, 2000 and 1999 and December 31, 1998
________________________________________________________________________________
(expressed in U.S. dollars)




The components of the provision for income taxes consist of:



                             August 31,      August 31,     December 31,
                                   2000            1999             1998
                                      $               $                $

             Current
                Domestic              -               -                -
                Foreign               -           3,702           14,456
                               --------         -------          -------
                                      -           3,702           14,456
                               ========         =======          =======


              Deferred
                Domestic         (3,719)              -               -
                Foreign        (158,881)         10,177            4,019
                              ---------         -------          -------
                               (162,600)         10,177            4,019
                              =========         =======          =======


Significant component of deferred tax assets and liabilities are as follows:

                                              August 31,     August 31,    December 31,
                                                    2000           1999            1998
                                                       $              $               $


     Deferred tax assets
          Loss carry forwards                    214,246              -               -
          Valuation allowance                          -              -               -
                                               ---------        -------         -------
                                                 214,246              -               -


     Deferred tax liabilities
          Capital assets                         (65,698)       (13,772)        (3,398)
                                               ---------        -------         -------
     Net deferred tax asset (liability)          148,548        (13,772)        (3,398)
                                               =========        =======         =======





                                      F-12
                                                                             (7)

Pultronex Corporation
Notes to Consolidated Financial Statements
August 31, 2000 and 1999 and December 31, 1998
________________________________________________________________________________
(expressed in U.S. dollars)





The provision for income taxes differs from the amount computed by applying the federal and provincial statutory income tax rates to the company's earnings
(loss) for the periods ended August 31, 2000 and 1999 as follows:

                                                           2000        1999      1998
                                                              $           $         $

     Income taxes (recoveries) at statutory rates      (220,482)     32,949    41,900

     Increase (decrease) related to manufacturing
       and small business tax                            29,148     (19,070)  (23,425)

     Increase related to expenses not deductible
       for tax purposes                                   3,593           -         -

     Increased rates due to change in tax status         24,638           -         -

     Other                                                  503           -         -
                                                       --------     -------   -------
                                                       (162,600)     13,879    18,475
                                                       ========     =======   =======


The Company has Canadian non-capital losses of approximately $560,000 that will expire in 2007 if not utilized.


9     Share capital

On August 23, 1999, the Company issued an offering memorandum for the sale of up to 1,000,000 units, each consisting of one share of common stock and one common stock purchase warrant. Each warrant entitles the holder to acquire an additional share of common stock for $2.00 per share at any time up to 5:00 p.m. on the last day of the eighteenth month following the first month in which the shares are listed for trading. The warrants may be called by the Company upon thirty days written notice to the holders at $0.05 per warrant provided that the closing bid price for the Company's common stock as reported by its trading market has been not less than $4.00 per share for twenty consecutive trading days. The offer closed October 31, 1999. Gross proceeds received from the offering totalled $990,700 from the issue of 990,700 shares of common stock and 990,700 warrants. In addition, the company issued 28,000 common shares for proceeds of $44,667 during 2000.

During the period ended August 31, 1999, 1,511,560 (December 31, 1998 - 1,390,908) Class A common shares were issued for cash proceeds of $600,811 (December 31, 1998 - $870,212). During the period ended August 31, 1999, advances from shareholders of $108,040 were converted into 106,421 Class A common shares at a conversion rate of $0.985 per common share. This rate was established by the Board of Directors based on the price paid to buy out a shareholder in September 1998.

                                                                             (8)

Pultronex Corporation
Notes to Consolidated Financial Statements
August 31, 2000 and 1999 and December 31, 1998
________________________________________________________________________________
(expressed in U.S. dollars)





      Shares issued for services

On December 15, 1999, the Company issued 298,620 common shares in exchange for services of employees and to satisfy obligations of the October 31, 1999 offering. The Company recorded the issue of the shares at an estimated fair value of $1 per common share with a corresponding entry to compensation and other expense of $99,620 and to share issue costs of $199,000.

      Stock option plan

The Company adopted a stock option plan on December 15, 1999. The plan reserved 2,000,000 shares for grant or issuance upon the exercise of options granted under the plan. Stock options will be granted by the Board of Directors or a compensation committee of the Board of Directors. The exercise price for options granted will be the fair market value of the common stock at the time of the grant if a public market develops for the stock or not less than the most recent price at which the Company had sold its common stock. No options have been granted to date.

      SB-2 Registration

On February 22, 2000, the Company filed a Form SB-2 Registration Statement registering 1,800,400 shares of common stock. This registration statement is not yet effective.


10    Commitment

During the period ended December 31, 1998, the Company disposed of previously acquired land and building under a sale leaseback arrangement with an unrelated party. The assets were disposed of for net proceeds of $808,683, which approximated the net book value of the assets at the time of the sale. Proceeds from the sale were used to repay the Promissory Note as described in note 3.

Pursuant to the terms of the leaseback agreement, the Company is committed to lease the premises on a triple-net basis for a period of ten years commencing October 1, 1998 and expiring September 30, 2008. Any renewal after that time is to be on a month to month basis. In accordance with FAS 113, the lease has been recorded as an operating lease.

Future minimum lease payments required in each of the next five years and to the end of the lease term are as follows:

                                                  $
     2001                                    89,662
     2002                                    89,662
     2003                                    89,662
     2004                                    97,134
     2005                                    97,813
     Thereafter to September 30, 2008       301,589
                                           --------
                                            765,522

                                                                             (9)

Pultronex Corporation
Notes to Consolidated Financial Statements
August 31, 2000 and 1999 and December 31, 1998
________________________________________________________________________________
(expressed in U.S. dollars)





11      Statement of cash flows


                                      August 31,    August 31,    December 31,
                                            2000          1999            1998
                                               $             $               $


     Accounts receivable                (448,322)     (232,434)       (407,636)
     Prepaid expenses and deposits       (49,531)      (13,632)        (98,772)
     Inventory                          (472,524)     (459,501)     (1,108,271)
     Trade accounts payable              141,816       266,749         225,049
     Other accounts payable and accruals   7,512        32,961          19,224
     Income taxes payable                 (8,424)      (10,376)         14,455
                                        --------      --------      ----------
                                        (829,473)     (416,233)     (1,355,951)
                                        ========      ========      ==========

      Interest paid                       60,500        41,100          30,200
                                        ========      ========      ==========
      Income taxes paid                    8,600        14,100               -
                                        ========      ========      ==========





12    Geographic information

The Company's assets are located in Nisku, Alberta, Canada. The Company earns substantially all of its revenue from the sale of pultruded fibreglass products for use in the residential and commercial decking industry in North America and accordingly has only one reportable segment. Sales to external customers in the United States and Canada accounted for 76% and 24% respectively (1999 - 70% and 30%; 1998 - 60% and 40%) of the Company's total sales for the period ended August 31, 2000.

The Company was dependent upon one customer for 8% of external sales in the year ended August 31, 2000 (1999 - 16%, 1998 - 9%).


13    Financial instruments

Financial instruments that potentially subject the company to significant concentration of credit risk consist primarily of accounts receivable. Accounts receivable are typically unsecured and the company is exposed to credit risk to the extent of non-performance by third parties in the payment of these amounts. Pursuant to an agreement with the Canadian Export Development Corporation, the company insures its accounts receivable from United States customers. Under the terms and conditions of the policy, approved accounts receivable are insured for up to 90% of their value. The company must submit monthly reports and comply with cretain credit limits.

The Company had 19% and 15% of its receivables with one customer as at August 31, 2000 and 1999, respectively.

The Company has estimated fair value of its financial instruments which include accounts receivable, bank indebtedness, note payable, income tax payable, accounts payable and accrued liabilities, obligations under capital leases, long-term debt and advances from shareholders. The Company has used valuation methodologies and market information available as of year end and has determined that for such financial instruments, the carrying amounts approximate fair value in all cases.

                                                                           (10)

Pultronex Corporation
Notes to Consolidated Financial Statements
August 31, 2000 and 1999 and December 31, 1998
________________________________________________________________________________
(expressed in U.S. dollars)





14    Comparative figures

Certain prior period comparative figures have been reclassified to conform with the current period's presentation.

                                                                            (11)

(55)

Pultronex Corporation
Consolidated Balance Sheets
(Unaudited)
As at November 30, 2000 and August 31, 2000
________________________________________________________________________________
(Expressed in U.S. dollars)

                                                        November 30,      August 31,
                                                                2000            2000
                                                                   $               $
Assets
 Current assets
 Accounts receivable                                         806,452       1,096,676
 Prepaid expenses and deposits                               140,143         162,629
 Income taxes recoverable                                      5,449           4,622
 Inventory                                                 2,029,622       2,057,014
 Deferred tax asset                                          162,352         158,005
                                                         -----------      ----------
                                                           3,144,018       3,478,946
 Deferred tax asset                                          103,984          56,241
 Capital assets                                              595,997         603,247
                                                        ------------      ----------
                                                           3,843,999       4,138,434
                                                        ============      ==========
Liabilities
 Current liabilities
 Bank indebtedness                                           775,317         874,309
 Trade account payables                                      493,140         676,322
 Other payables and accrued  liabilities                      56,891          35,825
 Current  portion of obligations  under
  capital leases                                               7,445           7,805
 Current portion of long-term debt                            45,370          47,561
                                                        ------------      ----------
                                                           1,378,163       1,641,822
 Obligations under capital leases                              4,325           6,415
 Long-term debt                                              230,095         102,982
 Other long-term obligations                                  32,398          33,963
 Deferred tax liability                                       80,698          65,698
                                                        ------------      ----------
                                                           1,725,679       1,850,880
                                                        ------------      ----------
 Shareholders' Equity
Preferred stock - $.001 par value,
     1,000,000 shares  authorized
Common stock - $.001 par value,
     200,000,000 shares authorized,
     4,130,755 issued and outstanding                          4,131           4,131
 Additional paid-in capital                                2,510,366       2,510,366
 Deficit                                                    (316,748)       (252,265)
 Accumulated other comprehensive loss                        (79,429)         25,322
                                                        ------------      ----------
                                                           2,118,320       2,287,554
                                                        ------------      ----------
                                                           3,843,999       4,138,434
                                                        ============      ==========


    The accompanying notes are an integral part of the financial statements.

Pultronex Corporation
Consolidated Statement of Operations
(Unaudited)
For the three-month periods ended November 30, 2000 and 1999
________________________________________________________________________________
(Expresses in U.S. dollars)

                                                           Three-month        Three-month
                                                          period ended       period ended
                                                          November 30,       November 30,
                                                                  2000               1999
                                                                     $                  $

 Revenue                                                       883,882            430,337
 Cost of goods sold - exclusive of depreciation
 shown separately below                                        622,721            245,589
                                                         -------------       ------------
 Gross margin                                                  261,161            184,748
                                                         -------------       ------------

 Operating expenses
 Selling, general and administration                           351,970            197,355
 Interest                                                         (699)            16,567
 Depreciation                                                   19,237             17,942
 Provision for doubtful accounts                                 1,246                  -
                                                         -------------       ------------
                                                               371,754            231,864
                                                         -------------       ------------
                                                              (110,593)           (47,116)
 Other income (expense)                                          1,480                  -
                                                         -------------       ------------
 Loss before income taxes                                     (109,113)           (47,116)
                                                         -------------       ------------
 Income taxes recovery
 Current                                                             -                  -
 Deferred                                                      (44,631)           (15,631)
                                                         -------------       ------------
                                                               (44,631)           (15,631)
                                                         -------------       ------------

 Net loss for the period                                       (64,482)           (31,485)
                                                         =============       ============

 Basic and diluted loss per share                                (0.02)             (0.01)
                                                         =============       ============

 Average shares outstanding                                  4,105,088          3,162,338
                                                         =============       ============


    The accompanying notes are an integral part of the financial statements.

Pultronex Corporation
Consolidated Statement of Cash Flows
(Unaudited)
For the three-months periods ended November 30, 2000 and 1999
_______________________________________________________________________________
(Expressed in U.S. dollars)

                                                   Three-month      Three-month
                                                  period ended     period ended
                                                  November 30,     November 30,
                                                          2000             1999
                                                             $                $

Cash provided by (used in)

Operating activities

Net (loss) earnings for the year                       (64,483)         (31,484)
Items not affecting cash
     Depreciation                                       19,237           17,942
     Future income taxes                               (44,630)         (15,631)
                                                 -------------     ------------
                                                      (89,876)         (29,173)
Net change in non-cash working capital items           106,591           44,787
                                                 -------------     ------------
                                                        16,715           15,614
                                                 -------------     ------------
Financing activities
Increase in bank indebtedness                          (98,992)        (513,009)
Issuance of common shares                                    0          760,972
Proceeds from long term debt                           146,096                0
Repayment of long term debt                            (21,174)         (11,737)
Repayment of obligations under capital lease            (2,450)          (1,792)
                                                 -------------     ------------
                                                        23,480          234,434
                                                 -------------     ------------
Investing activities
Purchase of capital assets                            (40,195)         (22,023)
                                                 -------------     ------------
                                                      (40,195)         (22,023)
                                                 -------------     ------------

Change in cash and cash at end of period                     0          228,025
                                                 -------------     ------------


    The accompanying notes are an integral part of the financial statements.

Pultronex Corporation
Notes to Condensed Consolidated Financial Statements
(Unaudited)
November 30, 2000
________________________________________________________________________________

1.       Basis of presentation

         The unaudited financial statements for the three months ended November 30, 2000 have been prepared in accordance with United States generally accepted principles and on the same basis as the audited financial statements prepared for the year ended August 31, 2000. In the opinion of management, these unaudited inancial statements include all adjustments necessary for fair and not misleading presentation of the financial position, the results of operations and cash flows. The results of operations for the three months ended November 30, 2000 are not necessarily indicative of results that may be achieved for the year ending August 31, 2001, or any future period.

2.       Foreign currency translation

         The functional currency of the Company is the Canadian dollar. Translation of balance sheet amounts to U.S. dollars is based on exchange rate as of each balance sheet date. Revenue, expenses and cash flow amounts are translated at the average exchange rate for the period. Transaction gains and losses are included in other comprehensive income in the statement of shareholders' equity. There is no resulting tax from these translation gains and losses.

3.       Shareholders' Equity

                                         Aug 31, 2000           Period      Nov 30, 2000

         Number of Shares                   4,130,755               -         4,130,755
                                            =========                          =========

         Share Capital                   $      4,131      $        -      $      4,131
         Additional paid-in capital         2,510,366               -         2,510,366
         Deficit                             (252,265)        (64,483)         (316,748)
         Other Comprehensive Income
             (Loss)                            25,322        (104,751)          (79,429)
                                        -------------       ----------      ------------
                                         $  2,287,554      $ (169,234)      $  2,118,320
                                         ============      ===========      ============


         On February 22, 2000, the Company filed a Form SB-2 Registration Statement registering 1,800,400 shares of common stock. This registration statement is not yet effective.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES UNDERLYING THE CLASS A WARRANTS OFFERED BY THIS PROSPECTUS OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES AND THE CLASS A WARRANTS IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION.

TABLE OF CONTENTS

Prospectus Summary                                            2
Risk Factors - Loss in Most Recent Fiscal Year                4
             - Lack of Building Code Approval                 4
             - Lack of Public Market for Shares               4
             - Dependence of Major Customer                   4
             - Credit Line Restrictions of Dividends          4
Where You Can Get Additional Information                      5
Management's Discussion and Analysis
 of Financial Condition For Fiscal Year Ended
 August 31, 2000                                              6
Management's Discussion and Analysis
 of Financial Consition for Three Months Ended
 November 30, 2000                                           11
Pultronex and its Business                                   14
Security Ownership of Certain Beneficial
 Owners and Management                                       26
Management                                                   27
Transactions with Management                                 31
Market for Pultronex's Common Stock
 and Related  Stockholder  Matters                           32
Description of Securities                                    32
Selling Securities Holders                                   34
Selling Securities Holders Plan of Distribution              36
Transfer and Warrant Agent                                   37
Legal Matters                                                37
Independent Auditors                                         37
Financial Statements                                        F-1
Unaudited Financial Statements for
 Three Months ended November 30, 2000                      F-17


UNTIL FEBRUARY 14, 2001 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS.

                              PULTRONEX CORPORATION
                                      LOGO
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                                   PROSPECTUS
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